DC

No Act
P.E. 12-22-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044073

February 12, 2007

Christopher J. Adam
Senior Counsel
Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: Wells Fargo & Company
Incoming letter dated December 22, 2006

Dear Mr. Adam:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Wells Fargo by Christina A. McCarthy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

Enclosures

cc: Christina A. McCarthy
25 Wallace Grove
Milford, OH 45150

72971

WELLS FARGO

RECEIVED

2007 JAN -8 PM 12:29

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Wells Fargo & Company
Law Department
MAC #F4030-010
800 Walnut Street
Des Moines, IA 50309

Christopher J. Adam
Senior Counsel
515.557.8167
515.557.7602 (fax)

A.D. #7
DEC 28 2006
RECEIVED
Corporation Finance

SEC MAIL PROCESSING
RECEIVED
DEC 26 2006
WASH, D.C. 165 SECTION

December 22, 2006

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE Omission of Stockholder Proposal Submitted by Christina A. McCarthy

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("***Wells Fargo***" or the "***Company***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") of its intent to omit a stockholder proposal (the "***Proposal***") and supporting statement submitted by Christina A. McCarthy (the "***Proponent***") from its proxy statement and form of proxy (the "***Proxy Materials***") for Wells Fargo's 2007 Annual Meeting of Stockholders (the "***2007 Annual Meeting***") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "***Exchange Act***"). A copy of the Proposal is attached hereto as Exhibit A. Wells Fargo hereby requests confirmation that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if Wells Fargo excludes the Proposal, or a substantial portion thereof, from its Proxy Materials for its 2007 Annual Meeting for the reasons set forth herein.

General

The 2007 Annual Meeting is scheduled to be held on or about April 24, 2007. Wells Fargo intends to file its definitive Proxy Materials with the Commission on or about March 16, 2007 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) under the Exchange Act, we enclose six copies of this letter and the Proponent's letter dated November 6, 2006 that sets forth the Proposal and its supporting statement. A copy of this letter is also being sent to the Proponent as notice of Wells Fargo's intent to omit the Proposal, or a substantial portion thereof, from its Proxy Materials for the 2007 Annual Meeting.

Summary of the Proposal

The Proposal essentially requests that "management list and post on the company website all the charitable organizations that are recipients of company donations," but as discussed in this request letter, the introductory "Whereas" clauses target Wells Fargo's support of specific types of organizations and causes.

Reasons for Exclusion of the Proposal

Wells Fargo believes that the Proposal and its supporting statement, or a substantial portion thereof, may be excluded from its Proxy Materials for the 2007 Annual Meeting on the following substantive bases:

1. The Proposal may be excluded under Rule 14a-8(i)(7) because it pertains to Wells Fargo's ordinary business operations.

2. Substantial portions of the Proposal may be excluded under Rule 14a-8(i)(3) because they contain impugning and other materially false and misleading statements in violation Rule 14a-9.

Analysis

1. The Proposal May Be Excluded Under Rule 14a-8(i)(7) because the Proposal Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving the stockholders in the details of the company's routine operations by way of the proxy process. Exchange Act Release 34-12999 (November 22, 1976).

In its 1998 release amending the shareholder proposal rule, the Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (May 21, 1998). As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission noted that the second rationale may be implicated "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. *Id.* Wells Fargo believes that local decisions concerning the recipients of the Company's charitable contributions are the type of intricate decisions that fall squarely within the scope of the Company's ordinary business operations under the Commission's second rationale.

The Proponent's resolution and supporting statement appear to be facially neutral, however, when read with the Proponent's introductory statements in the preamble to the Proposal, we believe it is clear that the Proponent's true objective is to conduct a stockholder referendum (i) directing Wells Fargo to support the Boy Scouts of America and (ii) opposing Wells Fargo's support of charitable organizations that the Proponent appears to disfavor, namely, charitable organizations or groups that:

- "focus on shared sexual interests, especially the sexual interests of homosexuals, bisexuals, and those persons who feel the sexual identity with which they were born does not comport with their preferred 'gender expression' or 'gender identity";
- are "concerned with AIDS education"; and
- perform abortions, including Planned Parenthood.

In the preamble to the Proposal the Proponent specifically targets two organizations, namely, the Boy Scouts of America and Planned Parenthood. Additionally, the vast majority of the Proposal is comprised of a number of statements and assertions, including references to a variety of survey statistics and reports, concerning sexual practices, sexual orientation, religion, sexually transmitted diseases, pedophilia and abortion. Thus, Wells Fargo believes that the Proposal simply represents the Proponent's campaign against homosexuality and abortion while masquerading as a facially neutral proposal on corporate transparency.

Given the Proponent's apparent true aim, Wells Fargo believes that the Proposal falls within the scope of a long line of no-action letters issued by the Staff that concur with the exclusion of proposals that seek to prohibit a company from making, or require a company to make, contributions to specific types of organizations. *See, e.g.,* The Boeing Co. (avail. Jan. 21, 2005) (proposal directing the company's "gift matching program" to include the Boy Scouts of America as an "eligible organization"); Wachovia Corp. (avail. Jan. 25, 2005) (proposal recommending that the board disallow the payment of corporate funds directed at Planned Parenthood and any other organizations involved in providing abortion services); Bank of America Corp. (avail. Jan. 24, 2003) (facially neutral proposal to refrain from making charitable contributions to Planned Parenthood and organizations that support abortion); American Home Products Corp. (avail. Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); Schering-Plough Corp. (avail. Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); and The Walt Disney Co. (avail. November 10, 1997) (facially neutral proposal that the company refrain from making any charitable contributions).

Even where a proponent's resolution itself does not target specific charities or types of charities, the Staff allows exclusion of a proposal if the supporting statement makes clear that the proposal in fact would serve as a shareholder referendum on donations to a particular charity or type of charity. *See, e.g.*, Bank of America Corp. (avail. Jan. 24, 2003) (supporting statement opposed abortion); American Home Products Corp. (avail. Mar. 4, 2002) (supporting statement opposed abortion); and Schering-Plough Corp. (avail Mar. 4, 2002) (supporting statement opposed abortion). The proposal in *American Home Products*, using the same tactic employed by the Proponent, was an attempt to disguise a proposal aimed at a specific type of charitable contribution with a facially neutral proposal. Finding this proposal to be related to "charitable contributions directed to specific types of organizations," the Staff concurred that it could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7). In reaching this decision, the Staff went beyond the face of the proposal in order to recognize the proponent's and the proposal's true objective.

In *Schering-Plough*, a facially neutral proposal requested that the company "form a committee to study the impact [that] charitable contributions have on the business of the company and its share value." The company argued that the proposal, along with its supporting statement, was "clearly designed to involve the company in the issue of abortion." The Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations).

In *Walt Disney*, a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, when read in combination with the proposal's supporting statement, it was clear that the proposal was directed at contributions to organizations advocating homosexual causes. Looking behind the face of the proposal in order to recognize the proponent's and the proposal's true adjective, as was similarly done in *Bank of America*, *American Home Products* and *Schering-Plough*, the Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) because the proposal related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations).

We are also aware that in certain circumstances the Staff has been unable to concur with the exclusion under Rule 14a-8(i)(7) of facially neutral shareholder proposals relating to charitable donations in which the companies argued that such proposals were actually directed to specific types of organizations. *See* PepsiCo, Inc. (avail. Mar. 3, 2006) (Staff unable to concur with the exclusion under Rule 14a-8(i)(7) of a proposal requiring that the company provide a report disclosing the company's charitable contributions and related information); Bank of America Corp. (avail. Mar. 8, 2004) (Staff unable to concur with the exclusion Rule 14a-8(i)(7) of a proposal requesting that the company refrain from making direct charitable contributions); and Loews Corp. (avail. Jan. 19, 2004) (Staff unable to concur with the exclusion under Rule 14a-8(i)(7) of a proposal mandating that the company cease making charitable contributions). However, we believe that the instant Proposal is clearly distinguishable from each of the proposals that were the subject of the foregoing Staff decisions in that the supporting statements to those proposals arguably contained only minimal or isolated references to a specific charitable organization or cause. By contrast, the preamble to instant Proposal is predominantly comprised of statements and assertions targeting specific types of organizations and causes that have the collective effect of overshadowing the main thrust of the Proponent's underlying resolution.

Wells Fargo values the diversity of the communities in which we live and work and our corporate giving benefits those same diverse communities. For example, in 2005 Wells Fargo businesses and the Wells Fargo Foundation (a separate organization operated as a private foundation and supported by Wells Fargo contributions) gave $95 million to roughly 15,000 non-profit and community organizations, with most grants and contributions directed to local organizations that address specific needs of the communities in which we do business. As a result, Wells Fargo's community giving programs work in close partnership with local stakeholders to identify community needs and to formulate appropriate, locally relevant responses. Therefore, we believe that whether Wells Fargo businesses decide to commence or cease contributions to a particular organization falls squarely within the scope of our day-to-day business operations under Rule 14a-8(i)(7).

Furthermore, we fully anticipate that like the Proponent most, if not all, of Wells Fargo's stockholders (undoubtedly a diverse group of stockholders who are bound to possess a wide range of personal philanthropic goals and objectives) would favor charities they consider equally deserving of Wells Fargo's financial support. However, permitting stockholders to effectively transform an otherwise facially neutral stockholder proposal into a referendum targeting Wells Fargo's support (or lack thereof) to specific charitable groups or causes could potentially result in multiple stockholder proposals each year. Stockholders as a group are simply not well-positioned to "micro-manage," through the proxy process, the local grant-making decisions Wells Fargo businesses make on a daily basis in the diverse communities in which we conduct business.

Similar to the facially neutral proposals involved in the letters cited above and because the Proponent's true intent – to target specific kinds of the company's charitable contributions – is unmistakable, we believe that we may omit the Proposal from the Proxy Materials pursuant to 14a-8(i)(7) as relating to Wells Fargo's ordinary business operations.

2. Substantial Portions of the Proposal May Be Excluded under Rule 14a-8(i)(3) because the Proposal Contains Impugning and Materially False and Misleading Statements in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits an issuer to omit a proposal from its proxy materials if the proposal or support statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. In 2004 the Staff further clarified its views on the application of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in communications to shareholders. Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("***SLB 14B***").

Wells Fargo believes that virtually all of the Proponent's two introductory "Whereas" clauses – which primarily consist of a laundry list of assertions or references to survey statistics about sexual orientation, sexual practices and sexually transmitted diseases – suffer from a variety of deficiencies and inaccuracies that would require detailed and extensive editing to eliminate or revise their defective, inflammatory and/or irrelevant elements. Therefore, we believe that both introductory "Whereas" clauses must be excluded in their entirety under Rule 14a-8(i)(3) as materially false and misleading.

For instance, SLB 14B makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where statements "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation." In the instant Proposal certain of the Proponent's introductory statements serve to impugn the company's reputation as well as the reputation and character of many of the diverse non-profit organizations that receive Wells Fargo's support. In particular, paragraph eight of the preamble to the Proposal states:

> According to the Archives of Sexual Behavior: The best epidemiological evidence indicates that only 2% to 4% of men are attracted to other adult men (ACSF Investigators, 1992; Billy et al., 1993; Fay et al.; 1989; Johnson et al., 1992) in contrast, around 25% to 40% of men attracted to children prefer boys (Blanchard et al., 1999; Gebherd et al., 1965; Mohr et al., 1964). Thus, the rate of homosexual attraction is 6 to 20 times higher among pedophiles.

Wells Fargo finds this statement and its link to pedophilia highly offensive and inflammatory. In the context of a stockholder proposal relating to Wells Fargo's charitable contributions, such statement can only serve to indirectly impugn the character, integrity and reputation of the Company, its board of directors and management by implying that Wells Fargo, through its community support programs, somehow indirectly supports or otherwise condones immoral and unlawful sexual activities with children. One of the fundamental tenets of Wells Fargo's Code of Ethics and Business Conduct is the expectation that team members adhere to the highest possible standards of ethics and business conduct with customers, team members, and the communities Wells Fargo serves, including complying with all applicable laws. A copy of Wells Fargo's Code of Ethics and Business Conduct for team members is publicly available on the Company's website at https://www.wellsfargo.com/about/corporate/ethics/. Consequently, any suggestion (whether intentional or not) of an indirect link or association between such immoral and unlawful conduct and Wells Fargo's community support programs or, alternatively the recipients of such contributions, without any factual foundation, is repugnant. The vast majority of Wells Fargo's stockholders who will be receiving the Proxy Materials are likely to find this statement, as well as others identified below, just as insulting.

The Company's view of these statements in the Proposal is consistent with the Staff's position on proposals that contain similar types of statements that, without factual support, have served to impugn the character, integrity or personal reputation of a company, its directors and management. *See, e.g.*, American Telephone & Telegraph (avail. Feb. 12, 2001). In American Telephone & Telegraph, a shareholder's proposal requested that the company eliminate the words "sexual preference or orientation" from the company's equal opportunity statement. In connection with that proposal, the Staff agreed with the company that the portion linking "sexual preference or orientation" with child molestation and bestiality could be omitted as materially false or misleading. For similar reasons, paragraph eight of the instant Proposal must be excluded as materially false and misleading under Rule 14a-8(i)(3).

Furthermore, in SLB 14B the Staff also took the view that it may be appropriate to exclude statements when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Such is the case here. Specifically, Wells Fargo believes that paragraphs three, four, five, six and seven of the Proposal must also be excluded because such statements are sufficiently inflammatory, irrelevant to the Proponent's underlying resolution and therefore likely to mislead stockholders.

The Staff in *International Business Machines Corp.* (avail. January 26, 2006) recently directed that similar types of inflammatory statements be excluded from a shareholder proposal. In the proposal at issue in this no-action letter the proponent requested an amendment to the company's written equal employment opportunity policy to exclude reference to any matters related to sexual interests, activities or orientation. In particular, the preamble to the proposal contained the following two statements that, among others, the Staff directed must be excluded from the proposal:

- "While there are thousands of charitable organizations, some charitable groups focus on shared sexual interests, especially the sexual interests of homosexuals, bisexuals and those persons who feel the sexual identity they were born does not comport with their preferred 'gender expression' or 'gender identity.' Individuals in this later group are sometimes referred to as 'transgendered.'"
- "According to a 1999 Medical Institute of Sexual Health report, 'Homosexual men are at significantly increased risk of HIV/AIDS, hepatitis, anal cancer, gonorrhea, and gastrointestinal infections as a result of their sexual practices.'"

These identical introductory statements also appear verbatim as paragraphs three and five of the instant Proposal and, for the very same reasons, should be excluded here as well.

We do note that in *International Business Machines* the company seemed to suggest that some of the statements contained in that particular proposal could have arguably been relevant to a different proposal addressing charitable contributions, presumably because several of the statements merely incorporated a "charitable" reference. Wells Fargo believes that even in the context of the instant Proposal only a few introductory statements contained in the first "Whereas" clause of the preamble may survive scrutiny under Rule 14a-9. Thus, as the Staff noted in Staff Legal Bulletin No. 14 (July 13, 2001) in those cases where a proposal or supporting statement would require "detailed and extensive editing" it may be appropriate to excluded the entire proposal, supporting statement, or both.

Finally, the Proponent falsely states in the second "Whereas" clause of the Proposal that Wells Fargo "refuses to make charitable contributions to the Boy Scouts of America." To the contrary, Wells Fargo has a proud history of supporting the Boy Scouts and in 2005 alone contributed over $250,000 to local Boy Scout groups around the country. In fact, had the Proponent actually reviewed the Company's website (ironically, where the Proponent requests in her Proposal that we post a listing of recipients of all company donations) she undoubtedly would have discovered a partial listing of several thousand local non-profit organizations that Wells Fargo supported in certain regions of the country in 2005, including the Boy Scouts of America. For instance, a partial listing of grantees in California in 2005 can readily be found on the Company's website at https://www.wellsfargo.com/about/charitable/ca_guidelines and for the convenience of the Staff a copy is attached hereto as Exhibit B.

It would appear that by singling out in the second "Whereas" clause such a false claim regarding Wells Fargo's lack of support to the Boy Scouts of America – a group that has publicly expressed the view that homosexual conduct is inconsistent with the values they seek to instill[1] – the Proponent has attempted to bolster her campaign to specifically target Wells Fargo's charitable support of specific diverse organizations. Nevertheless, in accordance with the Staff's position articulated in SLB 14B, it is appropriate to exclude this clause in reliance on Rule 14a-8(i)(3) when, as is the case here, the company "demonstrates objectively" that such factual statement is materially false and misleading.

Conclusion

For the reasons set forth above, Wells Fargo intends to omit the Proponent's Proposal from its Proxy Materials for its 2007 Annual Meeting. Wells Fargo respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal in its entirety, or in the alternative a substantial portion of the Proposal specifically identified above, is excluded from Wells Fargo's Proxy Materials. We would be happy to provide you with additional information and answer any questions you may have regarding this request. Please do not hesitate to contact either the undersigned (at (515) 557-8167) or Mary E. Schaffner (at (612) 667-2367) regarding this request.

Please file-stamp and return the attached receipt in the enclosed self-addressed prepaid envelope.

Very truly yours,

Christopher J Adam

Christopher J. Adam
Senior Counsel

Enclosures

cc: Christina A. McCarthy

[1] A copy of The Boy Scouts of America news release is available on their website at http://www.scouting.org/media/press/2002/020206/.

EXHIBIT A

CHRISTINA A. MCCARTHY
25 Wallace Grove
Milford, OH 45150

November 6, 2006

Laurel A. Holschuh
MAC #9305-173
Senior Vice President and Secretary
Wells Fargo Corporation
Sixth and Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

I am the owner of 250 shares of Wells Fargo common stock. I have owned these shares continuously for over one year and intend to hold them through the time of the next annual meeting. At that meeting, I will present the following:

Whereas: Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Charitable contributions come from the fruit of our employees' labor and belong to all shareholders as a group.

While there are thousands of charitable organizations, some charitable groups focus on shared sexual interests, especially the sexual interests of homosexuals, bisexuals, and those persons who feel the sexual identity with which they were born does not comport with their preferred "gender expression" or "gender identity." Individuals in this latter group are sometimes referred to as "transgendered."

A large number of our employees and shareholders come from Jewish, Christian or Muslim religious traditions. These faiths have condemned the practice of homosexuality for a thousand years or more.

According to a 1999 Medical Institute of Sexual Health report, "Homosexual men are at significantly increased risk of HIV/AIDS, hepatitis, anal cancer, gonorrhea, and gastrointestinal infections as a result of their sexual practices."

A study by A.P. Bell and M.S. Weinberg, *Homosexualities: A Study of Diversity Among Men and Women*, found that 43 % of white male homosexuals had sex with 500 or more partners, with 28 % having 1,000 or more partners.

Some charities are concerned with AIDS education. Despite massive amounts of money spent on AIDS education, some of it from large corporations, the incidence of unprotected anal sex increased 50% between 1997 and 1998, according to the Center for Disease Control.

According to the Archives of Sexual Behavior: The best epidemiological evidence indicates that only 2% to 4% of men are attracted to other adult men (ACSF Investigators, 1992; Billy et al., 1993; Fay et al.; 1989; Johnson et al., 1992) in contrast, around 25% to 40% of men attracted to children prefer boys (Blanchard et al., 1999; Gebherd et al., 1965; Mohr et al., 1964). Thus, the rate of homosexual attraction is 6 to 20 times higher among pedophiles.

Other charities, Planned Parenthood for example, perform tens of thousands of abortions each year. Abortion, like homosexual sex, was illegal in the United States for many years.

Whereas: Our company refuses to make charitable contributions to the Boy Scouts of America.

Resolved: The shareholders request that management list and post on the company website all the charitable organizations that are recipients of company donations.

Supporting Statement: Full disclosure is integral to good corporate governance. Charitable contributions are something in which a company should take pride, and should help create goodwill for our company. Listing the recipients of our charitable funds on the company's website will cost little and will better inform employees, shareholders and the general public of the kinds of organizations the company supports.

Sincerely,

Christina A. McCarthy

Christina A. McCarthy

EXHIBIT B

WELLS FARGO

2005 Charitable Contributions
California and Border Banking Regions

A partial list of agencies receiving Wells Fargo grants in 2005.


STUDY SKILLS
STORY

CONTENTS:

WELLS FARGO

NORTHERN

13th District PTA
30th District Agricultural Association
A Christmas for Kids
Achieve Charter School of Paradise, Inc.
ACLC Inc.
Allyn Scott Youth and Community Center
Alta Heights Elementary School
Alzheimer's Association–Sacramento
American Agricultural Economics Association
American Cancer Society–Chico
American Cancer Society–Marysville
American Cancer Society–Redding
American Cancer Society–Sacramento
American Cancer Society–Stockton
American Diabetes Association–Sacramento
American Heart Association–Sacramento
American Heart Association–Stockton
American Lung Association–Sacramento
American Red Cross–Redding
American Red Cross–Sacramento
American River Natural History Association
American River Parkway Effie Yeaw Nature Center
American Stroke Association–Sacramento
Analy High School
AnimalSave
Apple Blossom Elementary School
Apple Tree Foundation for Woodland Youth
Arcade Church
Arena Technology Center
Arlene Hein Elementary School
Arthritis Foundation–Sacramento
Arts and Business Council of Sacramento
ArtStart
Asian Pacific Rim Foundation
Asian Peace Officers Association, Inc.
Asian Resources
Association of Fundraising Professionals
Auburn Symphony
Barton Hospital Foundation
Bear Creek High School
Beckman Elementary School
Benicia Middle School
Big Brothers Big Sisters–Chico
Big Brothers Big Sisters–Eureka
Big Brothers Big Sisters–Fort Bragg
Big Brothers Big Sisters–Rohnert Park
Big Brothers Big Sisters–Sacramento
Bikers Against Child Abuse
Blue Oak Elementary School
Bowling Green Charter Complex
Boy Scouts of America–Sacramento
Boys and Girls Clubs–Auburn
Boys and Girls Clubs–El Verano
Boys and Girls Clubs–Kings Beach
Boys and Girls Clubs–Manteca
Boys and Girls Clubs–Napa
Boys and Girls Clubs–Petaluma
Boys and Girls Clubs–Placerville
Boys and Girls Clubs–Rohnert Park
Boys and Girls Clubs–Sacramento
Boys and Girls Clubs–Saint Helena
Boys and Girls Clubs–South Lake Tahoe
Boys and Girls Clubs–Vacaville
Breaking Barriers
Brook Haven Elementary School
Brookfield Elementary School
Buckingham Charter School
Butte County Sheriff's Search and Rescue
C. C. M. Youth Rescue Mission
Cabrillo College Foundation
California 4-H Foundation
California Agricultural Leadership Foundation
California Association of Future Farmers of America
California Black Chamber of Commerce
California Coalition For Rural Housing Project
California Consortium of Child Abuse Councils
California Department of Education
California Farm Water Coalition
California FarmLink
California Foundation for Agriculture in the Classroom
California Hispanic Chambers of Commerce
California Human Development Corporation
California Musical Theatre
California NAACP
California Narcotic Canine Association
California Newspaper Publishers Association
California Parenting Institute
California Rural Legal Assistance Foundation, Inc.
California State University–Chico
California State University–Sacramento
California Vocations, Inc.
Cambridge Elementary School
Camellia Symphony Orchestra
Camerado Springs Intermediate School
Cancer Resource Center of Mendocino County
Capitol Area Indian Resources, Inc.
Capitol Focus Project
Cardinal Newman High School
Care Children's Counseling Center
Carenet Pregnancy Center
CARES
Carlin C. Coppin Elementary School
Carmichael Presbyterian Preschool
Carmichael Rotary
CASA–Eureka
CASA–Kenwood
Casa de Esperanza, Inc.
Casa Roble Fundamental High School
Cavitt Willma Junior High School
Center
Center for Fathers and Families
Center for Youth Citizenship
Central Sierra Arts Council
Chico Creek Nature Center
Chico High Academic Mentoring Program
Chico High School
Chico High Sports Boosters
Chico Junior High School
Chico Toy Museum
Chico Unified School District
Child Abuse Prevention Council–Roseville
Child Advocates
Children's Receiving Home of Sacramento
Chinese American Association–Solano County
Chinese American Council of Sacramento
Chip in Fore Charity
Citizens Who Care
City of Arcata
City of Placerville
City of Sacramento
City of Stockton
City of Vallejo
CLASE Foundation
Clean and Sober
Clinic Ole Foundation
Colusa Area Little League
Colusa County Fair
Colusa County Office of Education
Colusa High School
Colusa Regional Medical Center Foundation
Colusa Unified School District
Community Action Agency
Community Action of Napa Valley
Community College Foundation
Community Housing and Credit Counseling Center
Community Housing Opportunities Coporation
Community Matters
Community Medical Centers, Inc.
Community Recovery Resources
Community Resources for Independence
Community Support Network
Compass Rose Corporation
Cooper Elementary School
Cordova Community Food Locker
Cordova Lane Elementary School
Cosumnes River Elementary School
Cotati Accordion Festival
Creekside Middle School
Creekside Oaks Elementary School
Crescent Elementary School
Crocker Art Museum
Crossroads Community Church
Crossroads Diversified Services, Inc.
Daisy Foundation
Davis Aquatic Masters
Davis Senior High School
Deep Valley Christian School
Deer Creek Elementary School
Delta College–Stockton
Diocese of Sacramento
Diogenes Youth and Family Services
District #1 Milk Advisory Board
Dixon District Chamber of Commerce
Dixon Unified School District
Double Punches Boxing Club
Downtown Stockton Alliance
Earth Abides Land Trust Catholic Worker Farm
Economic Development Corporation–El Dorado
Economic Yuba-Sutter Development
Edna Batey Elementary School
El Dorado County Chamber of Commerce
El Dorado High School
El Dorado Hills Community Services District
El Dorado Hills Community Vision
El Dorado Hills Little League
El Dorado Women's Center
El Molino High School
Elk Grove Community Food Bank Services
Elk Grove United Soccer Club
Enloe Foundation
Enterprise High School
Eskaton Foundation
Explorit Science Center
Face to Face
Fairfield Community Services Foundation
Fairytale Town
Faith Christian School
Families First
Feather River Health Foundation
Filipino Community of Sacramento and Vicinity, Inc.
Fire Safe America
Firefighters Burn Institute
First Street Elementary School
First Tee of Sacramento
Fisher's of Men Evangelistic Ministries
Florsheim Brothers Foundation
Folsom Cordova Unified School District
Folsom High School
Folsom Historical Society
Folsom Lake Community Concert Association
Folsom Lake Symphony Orchestra
Folsom Parks and Recreation Department
Folsom Police Department
Folsom Soccer Club
Food Bank–Grass Valley
Forest Charter School
Forestville Youth Park
Foskett Ranch Elementary
Foss Creek Elementary School
Foundation for Napa Recreation
Francis House
Franklin Elementary School
Friends for Kids
Friends of CA GCEPD
Friends of Loma Vista Farm
Friends of the Granite Bay Library
Friends of the Napa River

Full Court, Inc.
Furth Family Foundation
General A. M. Winn Elementary School
Girl Scouts–Santa Rosa
Girl Scouts–Stockton
Give Every Child A Chance
Glen Edwards Middle School
Golden Gate Summer Shootout
Golden Hills School Foundation
Golden State Museum
Golden West Middle School
Good Shepherd Catholic Church
Grace Foundation
Grace in Action
Grand Oaks Elementary School
Granite Bay High School
Gravenstein Elementary School
Gray Dana Elementary School
Greater Redding Chamber of Commerce
Greater Sacramento Grandparent Network, Inc.
Greater Sacramento Urban League
Greater Stockton Chamber of Commerce
Green Valley Elementary School
GreenHouse
Habitat for Humanity–Roseville
Habitat for Humanity–Sacramento
Habitat for Humanity–Santa Rosa
Habitat for Humanity–Yuba City
Hands Across the Valley
Hands on Sacramento
Harmony Ark Education Foundation
Healdsburg Education Foundation
Healdsburg Lacrosse Club
Healdsburg Little League
Healthy Mom and Babies Prenatal Care
Helen Carr Castello Elementary School
Helen M. Lehman Elementary School
Hispanic Business Association
Hispanic Chamber of Commerce–Chico
Hispanic Chamber of Commerce–Sonoma County
Historic Old Sacramento Foundation, Inc.
Holy Rosary Parish School
Home Loan Counseling Center
Hospice of Napa Valley
Hospice of San Joaquin
Housing California
Humboldt County Office of Education
Humboldt Kinetic Association
Humboldt Senior Resource Center
Humboldt State University Natural History Museum
Iles Academy of Golf for Kids
Institute for Organizational Training and Development
Interfaith Service Bureau
Jepson Willis Middle School
Jesuit High School
Joe Henderson Parent Teacher Group
John F. Kennedy High School
Junior Achievement–Rancho Cordova
Junior Achievement–Santa Rosa
Junior Achievement–Stockton
Junior League–Sacramento
Junior Police Academy
Juvenile Diabetes Research Foundation–Sacramento
Kaleidoscope
Keaton Raphael Memorial for Neuroblastoma, Inc.
Kelseyville Elementary School
Kid Street Learning Center
Korean School of Sacramento
Korean School of Sonoma County
La Cooperativa Campesina de California
La Luz Center
La Raza Galeria Posada
Laguna de Santa Rosa Foundation
Lake County Office of Education
Lake Forest Elementary School
Latino Outreach of Tehama County
Law Enforcement Chaplaincy Sacramento
LEED–Rancho Cordova
LEED–Sacramento
Legal Services of Northern California
Lesley's Crusade Against Reckless Drivers
Leukemia and Lymphoma Society–North Highlands
Lincoln High School
Lincoln Hills Foundation
Lincoln Volunteer Center
Lincrest Elementary School
Links, Inc.–Sacramento
Lodi Public Library Foundation
Lone Tree Elementary School
Loomis Basin Chamber of Commerce
Lord's Gym
Loyd Wolfe Juvenile Justice Network
Lupus Foundation of America–Sacramento
Luther Burbank Center for the Arts
MacCanDo Tenderloin Youth Track Club
Make-A-Wish Foundation–Sacramento
Make-A-Wish Foundation–West Sacramento
Mammoth Lakes Foundation
March of Dimes–Sacramento
Mary Tsukamoto Elementary School
McClatchy Music Boosters
McKinley Elementary School
McKinley Primary School
McPherson Elementary School
Meals on Wheels–Woodland
Mercy Foundation
Mercy High School
Metteer Elementary School
Mexican American Concilio of Yolo County
Miss Sonoma County Scholarship Program
Mission Spring of Life
Mothers Against Drunk Driving–Sacramento
Muscular Dystrophy Association–Sacramento
Music in the Mountains
Muslim Mosque Association
Mustard Seed School
My Sister's House
Napa Solano Health Project
Napa Valley Community Housing
Napa Valley Nursery School
National Coalition of Hispanic Organizations
National Council on Alcoholism and Drug Dependence, Inc.
National Latina Business Women Association Sacramento
National Multiple Sclerosis Society–Sacramento
National Teen Leadership Program
National Women's History Project
Native Daughters of the Golden West
Neighborhood Housing Services–Sacramento
Nevada County Food and Toy Run
Nevada County Superintendent of Schools
New Technology High School
New Vision Santa Rosa Foundation
North Area Teen Center
North Bay Athletic Association, Inc.
North Bay Gymnastics Boosters
North Valley Community Foundation
North Valley Fire Prevention and Life Safety
Northcoast Children's Services
Northern California Burn Foundation
Northern California Center for Well-Being
Northern California Minority Junior Golf Scholarship Association
Northern Circle Indian Housing Authority
Notre Dame Elementary School
Nuestra Casa
O. K. Program
Oak Ridge High School
Oak View Union Elementary School
Oakhills Elementary School
Ocean Discovery
Olympus Junior High School
Ophir Elementary School
Orangevale Open Elementary School
Orchard Elementary School
Oroville Police Department
Pacific Legal Foundation
Paradise Community Foundation
Paradise High School
Paradise Ridge Chamber of Commerce
Paradise Ridge Youth Soccer Club
Paradise Unified School District
Park Avenue Elementary School
PART Foundation
Peja Stojakovic Children's Foundation
Pence Gallery
People Reaching Out
Petaluma Ecumenical Properties
Petaluma People Services Center
Phoenix High School
Pierce High School
Pine Crest Elementary School
Pioneer High School
Placer County Office of Education
Placer County Sheriff Coroner-Marshal
Pride Industries
Process Theatre, Inc.
Pros for Youth
Punjabi American Heritage Society
Pyramid to Success Family Services, Inc.
Rainbow Children's Center
Rebuilding Together–Santa Rosa
Redding Elementary School
Redding School District
Redwood Coast Music Festivals
Redwood Empire Fairgrounds
Redwood Police Activities League
Redwood Regional Medical Group
Regent Foundation
Resource Area for Teaching
Ride to Walk
Ridgeview Elementary School
River City High School
River City Theatre Company
River Oak Center for Children
RiverCats Independence Field
RLS Parent Group
Robert C. Cooley Middle School
Roberts Family Development Center
Rodriguez Angelo High School
Rolling Hills Middle School
Ronald McDonald House–Sacramento
Roseville High School
Roseville Police Department
Rotary Club of Davis
Rotary Club of Sacramento
Rudolph F. Monte Foundation
Rural Community Assistance Corporation–Sacramento
Sacramento Achievement Foundation
Sacramento Area Congregations Together
Sacramento Area Emergency Housing Center
Sacramento Asian Pacific Chamber of Commerce
Sacramento Ballet
Sacramento Black Chamber of Commerce
Sacramento Child Advocates, Inc.
Sacramento Children's Home
Sacramento Chinese Community Service Center
Sacramento Choral Society
Sacramento Christian Organization of Parent Educators
Sacramento Convention and Visitors Bureau
Sacramento Cottage Housing, Inc.
Sacramento County Sheriff's Mounted Search and Rescue Unit
Sacramento County Sheriff's North Central Division
Sacramento Crisis Nurseries
Sacramento Food Bank Services
Sacramento Hispanic Chamber of Commerce
Sacramento Housing Alliance
Sacramento Kings Foundation
Sacramento Local Conservation Corps
Sacramento Master Singers

Sacramento Metro Chamber of Commerce
Sacramento Mutual Housing Association
Sacramento Philharmonic
Sacramento Public Library Foundation
Sacramento River Discovery Center
Sacramento Zoological Society
SAFE
SafeQuest Solano
Saint Andrew Presbyterian Church
Saint Charles Borromeo School
Saint Elizabeth Ann Seton Catholic School
Saint Francis Home for Children
Saint Helena Family Center
Saint Helena Rotary Club
Saint Hope Academy
Saint Hope Public School
Saint Johns Lutheran Elementary School
Saint Joseph Hospital Foundation
Saint Mary of the Angels Catholic School
Saint Michael's Episcopal Day School
Saint Nick Project, Inc.
Saint Rose Church
Saint Vincent De Paul Society
Salvation Army–Marysville
Salvation Army–Sacramento
Sam Brannan Middle School
San Joaquin A+
San Joaquin Delta College
San Joaquin Foundation, Inc.
San Joaquin Partnership
San Juan High School
San Juan Soccer Club
Santa Cause, Inc.
Santa Rosa Junior College
Santa Rosa Junior College Foundation
Santa Rosa Memorial Hospital Foundation
Santa Rosa Symphony
Santa Wave Alliance for Kids
Sassarini Elementary School
Science and Technology Access Center
Sebastopol Chamber of Commerce
Senior Gleaners, Inc.
Senior Nutrition Services
Sequoia Humane Society
Shalom School
Shasta County Women's Refuge
Shasta Regional Medical Center
Sheldon High School
Sheridan Elementary School
Shriners Hospitals for Children
Sierra College
Sierra Ski Classic
Silveyville Primary School
Slavic Assistance Center, Inc.
Solano Children's Cancer Foundation
Solano Community Foundation
Solano Warriors Youth Football and Cheerleading
Sonoma County Deputy Sheriffs' Association
Sonoma County Museum
Sonoma County Task Force on the Homeless
Sonoma State University
Sonoma Valley High School
Sonoma Valley Museum of Art
Soroptimist International–Auburn
Soroptimist International–Fort Bragg
Soroptimist International–Tahoe Sierra
SPCA–Roseville
Special Olympics–Placerville
Special Olympics–Sacramento
Spring View Middle School
Springstowne Middle School
Stan Atkinson Foundation
Stanford Home for Children
State Theatre for the Arts
Stockton Opera Guild
Stockton Shelter for the Homeless
Stockton Symphony Association
Stone Lake Elementary School
Stoneridge Elementary School
Sun City Roseville Foundation
Sun Grove Community Church
Sunburst Projects
Sunset No-Al Club, Inc.
Superior California Economic Development, Inc.
Susan G. Komen Breast Cancer Foundation–Sacramento
Sutter Davis Hospital Foundation
Sutter High School
Sutter Medical Center Foundation
Sutter North Medical Foundation
Sutter Roseville Medical Center
Suzuki Music Association of California
Tabula Rasa Treatment Homes, Inc.
Team Benicia Volunteers
Tehama County Arts Council
Tehama County Library
Thomas W. Coleman Elementary School
Tommy Apostolos Fund
Tracy Chamber of Commerce
Tragedy Assistance Program for Survivors
Treat'em Like a King
Tri School PTSA
Triad Family Services
Trinity Christian School
True to Life Children's Services
Turtle Bay Exploration Park
Twelve Bridges Elementary School
Twin Cities Wildcats Football and Cheer
Ukiah High School
United Against Sexual Assault of Sonoma County
United Animal Nations
United Cerebral Palsy–Sacramento
United Iu-Mien Community, Inc
United Way–Redding
United Way–Santa Rosa
United Way–Stockton
Universal Fountain of the Life Ministries
University of California–Chico
University of California–Davis
University of California–Woodland
Vacaville High School
Vacaville Public Education Foundation
Vacaville Rotary Club
Vallejo City Unified School District
Vallejo Community Arts Foundation
Vallejo Neighborhood Housing Services, Inc.
Vallejo Symphony Association
Valley Quilt Guild
Valley Springs Christian Preschool
Vanden High School
Vintage High School
Vista Ridge Park
Volunteer Center–Napa
Volunteer Center–Santa Rosa
Water Education Foundation
WEAVE, Inc.
Well Ministry of Rescue
West County Community Services
West County Youth Football and Cheerleading
West Park P.T.A.
Western Sonoma County Swimmers
Westlake Charter School
Wind Youth Center
Windsor Chamber of Commerce
Windsor Creek Elementary School
Windsor Educational Foundation
Windsor Little League
Windsor Middle School
Witter Ranch Elementary School
Women Overcomer's Residential Transitional Recovery Program
Wonder, Inc.
Woodcreek Little League
Woodland Host Lions International Club
Work Training Center
YMCA–Sacramento
Yolo Basin Foundation
Yolo Community Care Continuum
Yolo Family Service Agency–Woodland
Yolo Mutual Housing Association
Yolo Wayfarer Center Christian Mission
Young Life–Chico
Young Life–Fair Oaks
Yountville Elementary School
Yountville Elementary School PTA
Youth Business Week
YWCA–Santa Rosa

WELLS FARGO

SAN FRANCISCO BAY AREA

A Miner Miracle
A. P. Gianinni Middle School
A. Philip Randolph Institute
Academy of Friends
Achievekids
Achievement Rewards for College Scientists
Adath Israel Congregation
Adolescent Counseling Services
Adopt A Family of Marin
Aguilas
AHAI
AIDS Community Research Consortium
AIDS Emergency Fund
AIDS Health Project
AIDS Legal Referral Panel
AIDS Walk San Francisco
AIM High for High School
Albion H. Horrall Elementary School
Allen Chapel African Methodist Episcopal Church
Allen Elementary School
Alonzo King's LINES Ballet
Alpha Beacon Christian Ministries
Alternative Family Services Foundation
Alvarado Elementary School
Alzheimer's Association–San Rafael
American Asian Contractors Association, Inc.
American Buddhist Cultural Society
American Cancer Society–Campbell
American Cancer Society–San Francisco
American Conservatory Theater
American Heart Association–Burlingame
American Heart Association–San Francisco
American Indian Film Festival
American Lung Association–Daly City
American Red Cross–San Francisco
Amyotrophic Lateral Sclerosis Association–San Francisco
Angel Island Association
API Wellness Center
APPLE Familyworks
Aptos Middle School
Arab Cultural Center
Arc of San Francisco
Argonne Elementary School
Ark of Refuge
Arriba Juntos
Art With Elders
Arthritis Foundation–San Francisco
Asia Society Northern California
Asian Americans/Pacific Islanders in Philanthropy
Asian and Pacific Islander American Health Forum
Asian and Pacific Islander American Scholarship Fund
Asian and Pacific Islander Wellness Center
Asian Art Museum of San Francisco
Asian Business Association of Silicon Valley, Inc.
Asian Business League of San Francisco
Asian Law Caucus
Asian Neighborhood Design
Asian Pacific American Community Center
Asian Pacific Fund
Asian Women's Shelter
Asian, Inc.
Asian-Pacific American Womens Leadership Institute
Asianweek Foundation
Avenidas
B. A. Y. Fund
Balboa High School
Bay Area Council for Jewish Rescue and Renewal
Bay Area Council Foundation
Bay Area Discovery Museum
Bay Area Lawyers for Individual Freedom
Bay Area Ridge Trail Council
Bay Area Sports Hall of Fame
Bay Area Video Coalition
Bay Area Youth Fund for Education
Bayshore Elementary School
Bayview Hunters Point Multipurpose Senior Services, Inc.
Bayview Safe Haven
Bayview-Hunters Point Center for Arts and Technology
Baywood Elementary School
Belmont Chamber of Commerce
Belvedere Nursery School
Bernal Heights Neighborhood Center
Big Brothers Big Sisters–San Francisco
Big Brothers Big Sisters–San Rafael
Bindlestiff Studio
Black American Political Association of California –San Francisco
Blind Babies Foundation
Boys and Girls Clubs–Menlo Park
Boys and Girls Clubs–San Francisco
Boys and Girls Clubs–San Mateo
Bread and Roses
Breast Cancer Action
Breast Cancer Fund
Bridge the Gap
Bring Me A Book Foundation
Broadway by the Bay
Bryant Elementary School
Buck Institute
Bullis-Purissima Elementary School Foundation
Burlingame Intermediate School
Business United in Investing Lending and Development
Business-Arts Council
Cabrillo Elementary School
California Academy of Sciences
California Center for Land Recycling
California Community Partnership for the Prevention of Financial Abuse
California CPA Education Foundation
California Film Institute
California Housing Consortium
California Housing Partnership Corporation
California JumpStart Coalition
California Minority Counsel Program
California Reinvestment Committee
California Rural Legal Assistance, Inc.
California Trade Education Center
California Youth Symphony Association
Caminos
Camp Kesem
Canal Community Alliance
Career Resources Development Center
CASA–San Francisco
Catholic Charities CYO
Center for Attitudinal Healing
Center for Volunteer and Nonprofit Leadership of Marin
Centerforce
Cesar Chavez Academy
Cesar Chavez Elementary School
Charity Cultural Services Center
Charles Armstrong School
Child Abuse Prevention Center
Children Matter
Children's Council of San Francisco
Children's Empowerment, Inc.
Children's Health Council, Inc.
Chinatown Community Children's Center
Chinatown Community Development Center, Inc.
Chinatown Merchants Association
Chinatown Youth Center
Chinese American International School
Chinese American Voters Education Committee
Chinese Culture Foundation of San Francisco
Chinese for Affirmative Action
Chinese Hospital Association
Chinese Newcomers Service Center
Cinefemme
City and County of San Francisco
City Club of San Francisco Foundation
City of Burlingame
City of Foster City Arts and Culture Committee
City of Redwood City
City of South San Francisco
Claire Lilienthal School
Clement Street Merchants Association
Clinica Martin-Baro
Coalition of Concerned Medical Professionals
Coast Guard Foundation, Inc.
Cobb Elementary School
College of Marin Foundation
Commission on the Status of Women of San Mateo County
Commodore Sloat Elementary School
Commonwealth Club of California
Community Action Marin
Community Association for Rehabilitation
Community Center Project
Community Development Institute
Community Education Services of San Francisco
Community Health Awareness Council
Community Housing Partnership
Community Music Center
Community United Against Violence
Community Vocational Enterprise
Compass Community Services
Consumer Credit Counselors of San Francisco and the Peninsula
Continuum HIV Day Services
Convent of the Sacred Heart
Cora Community Overcoming Relationship Abuse
Coro Northern California
Corporation of the Fine Arts Museum of San Francisco
Corte Madera Larkspur Foundation
Coyote Point Museum
CRDC Maintenance Training Corporation
Creativity Explored of San Francisco
Daly City–Colma Chamber of Commerce
Daly City Emergency Food Pantry
Daniel Webster Elementary School
Design Industries Foundation Fighting AIDS, Inc.
Destination Foundation
Ding Sum, Inc.
Dixie Childrens' Fund
Dolores Street Community Services
Dominican University of California
Donaldina Cameron House
Donors Choose
Downtown San Mateo Association
Dr. Charles R. Drew Elementary School
Dr. George Washington Carver Elementary School
Dukes and Duchesses Scholarship Fund
Duveneck Elementary School
East Palo Alto Community Alliance and Neighborhood Development Organization
East Palo Alto High School
East Palo Alto Micro Business Initiative
Easter Seals–Novato
Economic Vitality Education and Research Foundation
Ecumenical Association for Housing
Edith Landels Elementary School
El Camino Hospital Foundation
El Concilio of San Mateo County
Elios Charitable Foundation
Elizabeth Gamble Garden
Encinal Elementary School
Enterprise for High School Students
Episcopal Community Services of San Francisco
Equal Rights Advocates
Equality California
Everett Middle School
Every Child Can Learn Foundation
Exploratorium
Fair Housing of Marin
Family Connections
Family Council of Half Moon Bay, Inc.

Family Link
Family School–San Francisco
Family Service Agency–San Francisco
Family Service Agency–San Mateo
Filipino American Arts Exposition
Filipino Community Center
Filipino-American Development Foundation
Fine Arts Museums of San Francisco
Foster City Chamber of Commerce
Foster City Elementary School
Foster City Rotary Club
Foundation Center
Foundation of the City College of San Francisco
Fox Elementary School
Frameline
Francisco Middle School
Frandelja Enrichment Childrens Program
Frank McCoppin Elementary School
French American International School
Friends and Foundation of the San Francisco Public Library
Friends of San Rafael
Friends of the Belmont Library, Inc.
Friends of the Corte Madera Library
Friends of the Millbrae Public Library
Friends of the San Anselmo Library
Friends of the San Rafael Public Library
Friends of the Sausalito Public Library
Friends of the Urban Forest
Friendship House
Galeria de la Raza/Studio 24
Galileo High School
Gallinas School
Gay, Lesbian, Bisexual, Transgender Historical Society of Northern California
Gay-Straight Alliance Network
Generation Earth
George Peabody Elementary School
George Washington High School
Giant Community Fund
Girls 2000
Girlsource, Inc.
Give2Asia
Glaucoma Research Foundation
Glenwood School Foundation
Glide Memorial United Methodist Church
Global AIDS Interfaith Alliance
Global Exchange
GLSEN
Golden Gate Business Associates
Golden Gate Community, Inc.
Golden Gate Opera
Goodwill Industries–San Francisco
Gordon J. Lau Elementary School
Grattan Elementary School
Great Wine Capitals Global Network
Greater Daly City Chamber of Commerce
Guardsmen
Guide Dogs for the Blind, Inc–San Rafael
Gum Moon Women's Residence
Habitat for Humanity–Redwood City
Habitat for Humanity–San Francisco
Haight Ashbury Food Program
Haight Ashbury Free Clinics
Haight-Ashbury Neighborhood Council
Half Moon Bay High School
Harvard Business School Association of Northern California, Inc.
Harvey Milk Civil Rights Academy
Healing Waters
Heart of Silicon Valley
Heartland Media Foundation
Henry Ford Elementary School
Highlands Elementary School
Hillbarn Theatre
Hillsdale High School
Hillview Middle School
Hispanic Scholarship Fund
Hispanics in Philanthropy
Homework Club
Hong Kong Association of Northern California
Hong Kong Schools Alumni Federation Scholarship Foundation
Hoover Elementary School
Horizons Foundation
Hospice of Marin Foundation
House Rabbit Society/Save A Bunny
Housing Authority of the County of Marin
Human Investment Project, Inc.
Ida B. Wells High School
Image for Success
Infusion One
Ingleside Presbyterian Church
Institute of Internal Auditors
Institute of International Education
Instituto Pro Musica de California
International Diplomacy Council
International Institute of San Francisco
International Museum of Women
IVY AKAdemy Foundation of San Francisco
James Denman Middle School
James Lick Middle School
Jamestown Community Center
Japanese Community Youth Council
Japanese Cultural and Community Center of Northern California
Jefferson Elementary School
Jeremiah's Promise
Jewish Chaplaincy at Stanford
Jewish Community Center–San Francisco
Jewish Family and Children's Service–San Francisco
Jewish Vocational Service–San Francisco
John F. Kennedy Middle School
John Muir Elementary School
John O'Connell High School
Juma Ventures
Jumpstart
Junior Achievement–South San Francisco
Junior League–San Francisco
Kainos Home and Training Center
Katherine Branson School
Kentfield Schools Foundation
Kiddo
Kipp Bayview Academy
Korean American Association of San Francisco and Greater Bay Area
Korean Center, Inc.
La Casa de las Madres
La Cocina
La Entrada Middle School
La Raza Centro Legal, Inc.
Lakeshore Alternative Elementary School
Lance Armstrong Foundation–San Mateo
Larkin Street Youth Center
Las Lomitas Foundation for Educational Excellence
Latina Breast Cancer Agency
Latino Community Foundation
Latino Educational and Cultural Foundation of Marin
Latino Film Festival San Francisco Bay Area
Latino Issues Forum
Lawton Alternative School
Lawyers Committee for Civil Rights of the San Francisco Bay Area
Leadership High School
Leadership San Francisco
Leakey Foundation
Lebanese American Association
Legal Aid Society of San Francisco
Legal Aid Society of San Mateo
Legal Assistance to the Elderly, Inc.
Legal Services for Children, Inc.
Leukemia and Lymphoma Society–San Francisco
Level Playing Field Institute
Lick-Wilmerding High School
Lifehouse, Inc.
Lincoln High School
LITA of Marin
Little Children's Development Center
Local Initiatives Support Corporation–San Francisco
Loma Verde Elementary School
Los Altos Village Association
Low Income Investment Fund
Lowell High School
Loyola Elementary School
Machen Center
Mah Family Charitable Foundation
Manilatown Heritage Foundation
March of Dimes–San Francisco
Marin Advocates for Children
Marin Art and Garden Center
Marin Ballet
Marin Breast Cancer Committee
Marin Breast Cancer Watch
Marin City Community Development Corporation
Marin City Community Services District
Marin Community Clinic
Marin Community Health Foundation
Marin Country Day School
Marin County Bicycle Coalition
Marin County Free Library
Marin County Grassroots Leadership Network
Marin County Office of Education
Marin Dance Theatre
Marin Education Fund
Marin History Museum
Marin Humane Society
Marin Interfaith Youth Outreach
Marin Primary and Middle School
Marin Senior Coordinating Council, Inc.
Marin Services for Women
Marin Shakespeare Company
Marin Waldorf School Association, Inc.
Marina Middle School
Marshall Elementary School
McKinley Elementary–Burlingame
McKinley Elementary School–San Francisco
Meals of Marin
Meals on Wheels–San Francisco
Megan Furth Academy
Menlo Atherton High School
Menlo Charity Horse Show, Inc.
Menlo Park-Atherton Education Foundation
Menlo Players Guild
Menlo School
Meritus College Fund
Merola Opera Program
Middle East Children's Alliance
Mid-Peninsula Housing Coalition
Milagro Foundation
Millbrae Community Foundation
Millbrae Community Television
Mills High School
Mills-Peninsula Hospital Foundation
Mission Dolores Elementary School
Mission Economic Development Association
Mission Education Projects Incorporated
Mission High School
Mission Language and Vocational School, Inc.
Mission Learning Center
Mission Neighborhood Centers, Inc.
Mission Neighborhood Health Center
Mobilization for Adolescent Growth in our Communities
Monroe Elementary School
Moss Beach Homes
Most Holy Redeemer AIDS Support Group
Mount Tamalpais Interpretive Association
Mountain Play Association
Mountain View High School
Mounted Patrol of San Mateo County Foundation
Muscular Dystrophy Association–San Francisco
Museo Italo-Americano
Museum of the African Diaspora
Music at Kohl Mansion
Music in Schools Today
NAACP–San Francisco
National AIDS Memorial Grove

National Asian American Telecommunications Association
National Association of Women Business Owners–San Francisco
National Brain Tumor Foundation
National Center for Equine Facilitated Therapy
National Center for Lesbian Rights
National Coalition of 100 Black Women, Inc.
National Council on Alcoholism and Other Drug Addictions–Bay Area
National Football League Alumni, Inc.
National Kidney Foundation–San Francisco
National MPS Society
Nativity School
Network for Elders
New Conservatory Theatre Company
New Leaf Services for the Community
New Media Learning Center
New School of California
Nihonmachi Little Friends
No Mayo–San Francisco
Non-Profit Housing Association of Northern California
North Bay Children's Center, Inc.
North of Market Neighborhood Improvement Corporation
North of Market Senior Services
Northern California Community Loan Fund
Northern California Grantmakers
Notre Dame High School
Novato Human Needs Center
Novato Unified School District
Novato Youth Center
Oak Avenue School
Oak Knoll School
Oberlin Dance Collective
Obstetrics and Gynecology Research and Education Foundation
Okizu Foundation
Olympic Club Foundation
Omega Psi Phi Sigma Iota Scholarship Fund, Inc.
OMI Community Action Organization
On Lok, Inc.
One East Palo Alto Neighborhood Improvement Initiative
Opnet
Opportunities Industrialization Center West
Oracle in Motion, Unlimited
Organization of Chinese Americans–San Mateo
Orion Elementary School
Our Kids First
Our Lady of Mount Carmel School
Pacific Asian American Women Bay Area Coalition
Pacific Vascular Research Foundation
Pacifica School Volunteers
Palo Alto High School
Palo Alto Medical Foundation for Health Care Research and Education
Palo Verde Elementary School
Parents for Public Schools–San Francisco
Partners Ending Domestic Abuse
Peninsula Association for Retarded Children and Adults
Peninsula Ballet Theatre
Peninsula Bridge Program
Peninsula Clergy Network
Peninsula Conflict Resolution Center
Peninsula Humane Society
Peninsula Interfaith Action
Peninsula Jewish Community Center
Peninsula Library Foundation
Performing Arts Workshop
Performing Stars of Marin
Pets Are Wonderful Support
Philippine International Aid
Phoenix Academy
Ponderosa Elementary School
Portola Valley School District
Positive Resource Center
Presidio Dance Theatre
Professional BusinessWomen of California Conference
Project Inform
Project Ninety, Inc.
Project Open Hand
Project Spera
Public Interest Clearinghouse
Quan Yin Healing Arts Center
Rainbow Adult Community Housing
Ralston Middle School
Raphael House–San Francisco
Raphael Weill Child Development Center
Ravenswood Cities and Schools
Ravenswood City School District
Real Options for City Kids
Rebuilding Together–Menlo Park
Rebuilding Together–San Francisco
Redwood City Education Foundation
Redwood City Elementary School District
Redwood City Library Foundation
Redwood City San Mateo County Chamber of Commerce
Redwood Junior Soccer League
Reed Schools Foundation
Reining by the Bay
Renaissance Entrepreneurship Center
Richmond–Ermet AIDS Foundation
Richmond District Neighborhood Center, Inc.
Ritter House
Robert L. Stevenson Elementary School
Roosevelt Elementary School
Ross School Foundation
Ross School PTA
Ross Valley Ecumenical Housing Association
Ross Valley Nursery School
Rotary Club of Half Moon Bay Foundation
Rotary Club of Mill Valley
Rotary Club of San Francisco Golden Gate Foundation
Rotary Club of Woodside
Sacred Heart Schools
Saint Anthony's Church
Saint Charles School
Saint Francis Center of Redwood City
Saint Francis Foundation
Saint Francis High School
Saint Ignatius College Preparatory
Saint John's Educational Thresholds Center
Saint Luke's Hospital
Saint Mark's School
Saint Mary's Chinese Schools and Center
Saint Mary's Medical Center Foundation
Saint Matthews Catholic School
Saint Patrick School–Larkspur
Saint Raymond School
Saint Vincent de Paul–San Rafael
Saint Vincent de Paul School
Saint Vincent de Paul Society–San Francisco
Saint Vincent de Paul Society–San Mateo
Salesian Boys and Girls Club, Inc.
Samaritan House
SAMCAT
Samoan Seventh Day Adventists Church
San Anselmo Community Foundation
San Domenico School
San Francisco African American Historical and Cultural Society
San Francisco AIDS Foundation
San Francisco Auxiliary to Lucile Salter Packard Children's Hospital
San Francisco Bach Choir
San Francisco Ballet
San Francisco Black Film Festival
San Francisco Botanical Garden Society
San Francisco Bowl Game Association
San Francisco Chamber of Commerce
San Francisco Chamber of Commerce Foundation
San Francisco Child Abuse Prevention Center
San Francisco Chinatown Lions Club
San Francisco Conservatory of Music
San Francisco Contemporary Music Players
San Francisco Convention and Visitors Bureau
San Francisco Court Appointed Special Advocates
San Francisco Day School
San Francisco Deputy Sheriffs' Association, Inc.
San Francisco Earned Asset Resource Network, Inc.
San Francisco Education Fund
San Francisco Film Society
San Francisco Fire Department
San Francisco First Tee
San Francisco Food Bank
San Francisco Foundation
San Francisco Friends of the Children
San Francisco General Hospital Foundation
San Francisco Girls Chorus
San Francisco Hispanic Chamber of Commerce
San Francisco Housing Action Coalition
San Francisco Housing Development Corporation
San Francisco International Arts Festival, Inc.
San Francisco Jazz Organization
San Francisco Jewish Film Festival
San Francisco Juneteenth Committee
San Francisco Little League
San Francisco Maritime National Park Association
San Francisco Medical Society
San Francisco Museum and Historical Society
San Francisco Museum of Modern Art
San Francisco Neighborhood Theater Foundation
San Francisco Opera
San Francisco Opera Guild
San Francisco Organizing Project
San Francisco Performances
San Francisco Planning and Urban Research Association
San Francisco School Volunteers
San Francisco Senior Center
San Francisco Study Center, Inc.
San Francisco Suicide Prevention
San Francisco Symphony
San Francisco Theater Festival
San Francisco Unified School District
San Francisco Women's Centers, Inc.
San Francisco Zoological Society
San Marin Pop Warner Football and Cheer Club
San Mateo County Artshare
San Mateo County Chamber of Commerce
San Mateo County Community College District
San Mateo County Historical Association
San Mateo County Office of Education
San Mateo Foster City School District
San Mateo High School
San Mateo Park School Foundation
San Mateo Public Library Foundation
San Mateo Union High School District
San Rafael Chamber of Commerce
Sanchez Art Center
Sandpiper Elementary School
Sausalito Nursery School
Save the Music
School of the Arts
Self-Help for the Elderly
Sequoia Awards
Sequoia Hospital Foundation
Seton Health Services Foundation
Shannon Nursery School, Inc.
Shelter Network
Sherman Elementary School
Shule Mandela Academy
Silent Film Festival
Skyline College
Skyline Elementary School

Slater Elementary School
SPCA–San Francisco
Special Olympics–Novato
Special Olympics–San Francisco
Spectrum Center
Sportszone Academy
Spring Valley Elementary School
Stanford Institute for Economic Policy Research
Stanford Lively Arts
Star of the Sea School
Stern Grove Festival
Stop AIDS Project
Streetsmart USA
Sunny Hills Children's Garden
Sunny View Retirement Community
Sunnybrae Elementary School
Support Network for Battered Women
Sustainable San Mateo County
Swords to Plowshares
Synopsys Silicon Valley Science and Technology Outreach Foundation
Tax-Aide
Taylor Middle School
Telegraph Hill Neighborhood Center
Tenderloin AIDS Resource Center
Tenderloin Neighborhood Development Corporation
Terman Middle School
Terra Nova High School
Theatreworks
Third Baptist Church
Tiburon International Film Festival
TMC Development
Toolworks
Town of Fairfax
Town of Tiburon
Town School for Boys
Transgender Law Center
Trips for Kids
Turkish American Association of California
ULI–San Francisco
United Council of Human Services
United Hellenic American Societies of Northern California
United Negro College Fund–San Francisco
United States Department of Commerce–MBDA
United Way–San Francisco
University of California–San Francisco
University of San Francisco
University of San Francisco Center for the Pacific Rim Gala
Upwardly Global
Urban Financial Services Coalition
Urban Ministry of Palo Alto
Urban Resource Systems, Inc.
Urban Solutions
Valley Auxiliary Family Service Agency of San Mateo County
Valley Toys and Joys
Variety Children's Charity of Northern California
Variety Club–San Francisco
Victory Outreach
Vietnamese Community Center of San Francisco
Visitacion Valley Community Center
Volunteer Center–San Francisco
West Bay High School
West Bay Housing Corporation
West Portal Elementary School
Western Addition Drillettes and Majorettes, Inc.
Westlake Elementary School
Westmoor High School
Whitney Young Child Development Center
WildCare
Willie L. Brown Jr. Academy
Women's Forum West
Women's Initiative for Self Employment
Women's Intercultural Network
Women's Recovery Association
Woodside-Atherton Auxiliary for Children
Woodside School
World Affairs Council–San Francisco
Wu Yee Children's Services
Yale Club of San Francisco
Yerba Buena Center for the Arts
Yes Reading
YMCA–San Francisco
YMCA–San Mateo
YMCA–Sausalito
Young Scholars Program
Youth and Family Enrichment Services
Youth in Arts
Zeum

WELLS FARGO

GREATER BAY AREA

100 Black Men of Silicon Valley, Inc.
100 Black Men of the Bay Area–Oakland
A Better Chance, Inc.
A Brighter Today
ABN Housing Corp.
Abraham Lincoln High School
Adewole Community Group, Inc.
Advanced Camp Mount Diablo Silverado
Advent Group Ministries
Affordable Housing Associates
African American Business Exchange
African American Genealogical Society of Northern California
African American/Ethnic Sports Hall of Fame
Alameda County Community Food Bank
Alameda County Health Care Foundation
Alameda County Office of Education
Allen Temple Baptist Church
Alliance for West Oakland Development, Inc.
Allied Housing
Almaden Valley Counseling Service
Alta Bates Summit Foundation
America India Foundation
American Cancer Society–Campbell
American Cancer Society–Oakland
American Cancer Society–Pleasant Hill
American Diabetes Association–Emeryville
American Diabetes Association–San Jose
American Heart Association–Oakland
American Musical Theatre of San Jose
American Red Cross–San Jose
AnewAmerica
Animal Rescue Foundation
Antioch High School
Ark III–Dance
Armenian Professional Society
Arts and Culture Commission of Contra Costa County
Asian American Cancer Support Network
Asian American Donor Program
Asian Commercial Professionals
Asian Community Mental Health Services
Asian Pacific Psychological Services
Assistance League of Diablo Valley
Association of Bay Area Governments
Aurora Theatre Company
Ballet San Jose Silicon Valley
Bancroft Elementary
Bay Area Black Consortium for Quality Health Care, Inc.
Bay Area Black United Fund, Inc.
Bay Area Construction Sector Intervention Collaborative
Bay Area Hispano Institute for Advancement, Inc.
Bay Area Outreach and Recreation Program
Bay Area Rescue Mission
Bellarmine College Preparatory
Berkeley Boosters Association
Berkeley Chamber of Commerce
Berkeley Community Fund
Berkeley Public Education Foundation
Berkeley Repertory Theatre
Berryessa Union School District
Bible Way Christian Center
Big Brothers Big Sisters–San Jose
Black Chamber of Silicon Valley
Black Families Association of Contra Costa County
Black Filmmakers Hall of Fame, Inc.
Boys and Girls Clubs–Martinez
Boys and Girls Clubs–Oakland
Boys and Girls Clubs–San Jose
Boys and Girls Clubs–San Pablo
Bread Project
Building Futures with Women and Children
Cadence Foundation
Cal Performances
Calaveras Hills High School
California–Southeast Asia Business Council
California Autism Foundation
California Chinese Orchestra
California Community Economic Development Association
California Police Activities League
California Resource and Training, CARAT
California State University–Hayward
California Symphony
Camara de Comercio-Agrupacion de Commerciantes y Profesionales
Camino Pablo Elementary School
Camp Open Arms, Inc.
Cantare Con Vivo
CAPA Community Education Fund
Castlemont Senior High School
Castro Elementary School
Catholic Charities–Oakland
Center for Employment Training
Center for Human Development
Center for the Education of the Infant Deaf
Center for Training and Careers, Inc.
Centro de Servicios of Alameda County
Centro Legal de la Raza
Chabot College Foundation
Chabot Space and Science Center
Charities Housing
Children's Discovery Museum of San Jose
Children's Fairyland
Children's Hospital and Research Center at Oakland
Children's Hospital Branches–Oakland
Children's Skin Disease Foundation
Children's Support League of the East Bay
Chinese American Political Association
Chinese Community Service Center
Chinese Historical and Cultural Project
Chinese Institute of Engineers USA
Cinnamongirl, Inc.
City of Dublin
City of Hercules
City Year San Jose/Silicon Valley
Civic Pride
Community Adult Day Care Center
Community Development Corporation of Oakland
Community Housing Development Corporation of North Richmond
Community Resources for Science
Community Youth Center
Computer Technologies Program, Inc.
Concord Community Economic Development Organization, Inc.
Concord Rotary Endowment
Congregations Organizing for Renewal
Contra Costa Association of Realtors Scholarship Foundation
Contra Costa Child Care Council
Contra Costa County Office of Education
Contra Costa Crisis Center
Contra Costa Interfaith Housing
Covenant House California–Oakland
Creating Economic Opportunities for Women
Crime Stoppers–San Jose
Croce (Leo R.) Elementary School
Culture to Culture Foundation
Cupertino Chamber of Commerce
Danville/Sycamore Valley Rotary
Davis Street Family Resource Center
Del Rey School
Design Response
Diabetic Youth Foundation
Diablo Light Opera Company
Diablo Regional Arts Association
Diablo Valley AIDS Center
Disability Rights Education and Defense Fund
Diversity Works
Downs Community Development Corp.
Downtown Berkeley Association
Dublin Partners in Education
Dublin Unified School District
Dunsmuir House and Gardens
Earth Team
East Bay Agency for Children
East Bay Asian Local Development Corporation
East Bay College Fund
East Bay Community Foundation
East Bay Conservation Corps
East Bay Leadership Foundation
East Oakland Youth Development Center
Eastfield Ming Quong
Economic Development Alliance for Business
Eden Housing, Inc.
Eden I and R, Inc.
Eden Medical Center Foundation
El Cajon Project
Emergency Housing Consortium
Emery Education Foundation
Evergreen Valley College
Evergreen Valley High School
Familias Unidas
Families 4 Families
Family Bridges, Inc.
Family Stress Center
Family Support Services of the Bay Area
Filipinos for Affirmative Action
Food Bank–Concord
Foundation of the Rotary Club of California
Franklin-McKinley Education Foundation
Fremont Education Foundation
Fremont Unified School District
Fresh Lifelines for Youth
Friends of Children with Special Needs
Friends of Oakland Parks and Recreation
Friends of San Leandro Creek
Friends Outside–Martinez
George Mark Children's House
Girl Scouts–Oakland
Girls for a Change
Girls Inc.–San Leandro
Goodwill Industries–Oakland
Goodwill Industries–San Jose
Greater New Beginnings Youth Services, Inc.
Greater San Jose After School All Stars
Green Valley Elementary School
Greenlining Institute
Guru Nanak Engineering College Charitable Association
Habitat for Humanity–Oakland
Habitot Children's Museum
Head-Royce School
Health and Human Resource Education Center
Helping Hands of Hope
Hillside Elementary School
Hispanic Chamber of Commerce–Oakland
Hispanic Chamber of Commerce–Pleasant Hill
Hispanic Chamber of Commerce–San Jose
Hispanic Development Corp.
History San Jose
Holy Names High School
Hope Hospice–Dublin
India Community Center
Indian Business and Professional Women
Indian Health Center of Santa Clara Valley
Industry Initiatives for Science and Math Education
Inner-City Services, Inc.
InnVision, The Way Home
Interfaith Council of Contra Costa County
International Children Assistance Network
International Institute of the East Bay
Islamic Networks, Inc.
J and L Center Stage Incorporated
Jacinto Tony Siquig Northside Community Center
Jack London Elementary
James Logan High School
Japantown Business Association

Jazzschool Inc.
Jeena
Jewish Community Center–Los Gatos
Jewish Federation–Los Gatos
John F. Kennedy University
John Muir Foundation
John Muir Medical Center Auxiliary
Joseph Matteucci Foundation
Justice Now
Kipp Oak College Preparatory
Kiwanis Club–San Jose
Kristi Yamaguchi Always Dream Foundation
La Clinica de la Raza
Lafayette Elementary School
Lamorinda Soccer Club
Las Lomas High School
Las Positas College Foundation
Last Mile Foundation
Latinas Contra Cancer
Law Foundation of Silicon Valley
Lawrence Hall of Science
Leadership Excellence
Leadership San Ramon Valley
LeaderSpring
League of United Latin American Citizens–Antioch
Learning for Life
Legal Assistance for Seniors
Leitch School
Lend a Hand Foundation Inc.
Lenders for Community Development
Leukemia and Lymphoma Society–San Jose
Life Eldercare, Inc.
Lincoln Child Center
Lindsay Wildlife Museum
Live Oak Adult Day Services
Live Oak High School
Livermore Chamber of Commerce
Loaves and Fishes–Danville
Local Economic Assistance Program, Inc.
Los Gatos Education Foundation
Love A Child Missions
Love Is the Answer
Luna Kids Dance
Lutheran Social Services of Northern California
Making Waves Education Program
Martin Luther King, Jr. Freedom Center
Martin Luther King, Jr., Birthday Observance Committee
Martinez Education Foundation
Martinez Opera
Mayfair Improvement Initiative
Meals on Wheels–Oakland
Mexican American Community Services Agency, Inc.
Mexican Heritage Corporation
Millennium Community Ministries Group
Milpitas Alliance for the Arts
Milpitas High School
Milpitas High School Music Boosters
Milpitas Parents Preschool
Montalvo
Monument Crisis Center
Morgan Center
Mosaic Project
Mount Diablo Hospital Foundation
Mount Diablo Unified School District
Moving Arts Dance
Muscular Dystrophy Association–San Jose
Myanmar American Buddhist Association
National Association of Women Business Owners–Santa Clara
National Coalition of 100 Black Women
National Council of Asian American Business Association
National Hispanic University
National Latino Peace Officer's Association–San Jose
National Multiple Sclerosis Society–Oakland
National Society of Hispanic MBA's–San Jose
Neighborhood Law Corps Foundation
New Bridges to Jewish Community
New Directions Counseling Center
Northern California Supply Development Council
Northgate High School
Oakland Advisors
Oakland African-American Chamber of Commerce
Oakland Asian Students Educational Services
Oakland Ballet
Oakland Black Board of Trade and Commerce
Oakland Business Development Corporation
Oakland Community Housing Inc.
Oakland Community Organizations
Oakland Fund for the Arts
Oakland Giant Panda Foundation
Oakland Jazz Foundation
Oakland Metropolitan Chamber of Commerce Foundation
Oakland Museum of California
Oakland Small Business Growth Center
Oakland Youth Chorus
Oakland Zoo
Oakley Union Elementary School District
Ombudsman Services of Contra Costa, Inc.
Open Heart Kitchen
Opera San Jose
Opportunities for Technology Information Careers, Inc.
Oral Lee Brown Foundation
Organization of Special Needs Families
Parkinson's Institute
Pat Tillman Foundation
Philanthropic Ventures Foundation
Physicians Medical Foundation
Pittsburg High School
Pleasant Hill Baseball Association
Pleasanton Unified School District
Portuguese-American Pastoral Cultural Center
Positive Resources of Santa Clara County
Presentation High School
Project Seed
Protection and Advocacy, Inc.
Public Allies
Queen of Hearts Foundation
Rainbow Chinese School
Rebuilding Together–Oakland
Redwood Day School
Resources for Community Development
Richmond Chamber of Commerce
Role Model Program
Ronald McDonald House–Walnut Creek
Rossmoor Scholarship Foundation
Rotary Club of Warm Springs
Rubicon Programs Incorporated
Ruby Hill Giving Thanks Charity Committee, Inc.
Saint Lucy Parish School
Saint Paul Economic Empowerment and Development Corp.
Saint Perpetua Church
Salesian High School
San Francisco Bay Revels, Inc.
San Francisco Forty Niners Foundation
San Jose Cambodian Buddhist Society, Inc.
San Jose City College
San Jose Conservation Corps and Charter School
San Jose Grail Family Services
San Jose Multicultural Artists Guild, Inc.
San Jose Museum of Art
San Jose Neighbors that Care, Inc.
San Jose Sports Authority
San Jose Stage Company
San Jose State University
San Ramon Chamber of Commerce
San Ramon Valley High School
San Ramon Valley Unified School District
Santa Clara County Office of Education
Santa Clara Family Health Foundation
Santa Clara University
Santa Clara Valley Peace Officers
Saratoga Rotary
Satellite Housing Inc.
Seacology
Second Harvest Food Bank–San Jose
Seneca Residential and Day Treatment Center for Children
Senior Helpline Services
Senior Outreach Services of Contra Costa
Service Corps of Retired Executives–Oakland
Shelter Against Violent Environments
Shelter Inc. of Contra Costa County
Sikh Gurdwara San Jose California
Silicon Valley Charity Ball Foundation
Silicon Valley Chorus
Silicon Valley Manufacturing Group
Sinkler–Miller Medical Association
Social Advocates for Youth
Solano Avenue Association
South Bay Children's Medical Center
South Bay Kids
Special Olympics–Pleasant Hill
Special Olympics–San Jose
Stagebridge
STANDI
Street Tech
Sutter VNA and Hospice Foundation
Sycamore Valley Elementary School
Taiwanese American Chamber of Commerce Northern California
Take Wings Foundation
Tapestry Arts
Tassajara Hills Elementary School
Taylor Family Foundation
Teach for America
Teach the Kids, Inc.
Teatro Vision
Tech Museum of Innovation
The Creek–A Middle School Youth Center
Thornhill Elementary School
Town of Los Gatos Arts Commission
Training Institute for Leadership Enrichment
Tri-City Economic Development Corp.
Tri-Valley Business Council
Tri-Valley Haven
Unity Care Group, Inc.
Unity Council
University of California–Berkeley
University of California–Oakland
US Immigrant Transition Center
Valle Monte League Inc.
ValleyCare Foundation
Vibha
Viet Heritage Society
Viet-American Cultural Foundation
Vietnamese Buddhist Youth Association
Visual Rhythm Dance Company
Volunteer Center–Walnut Creek
Walden West School Foundation
Wall of Hope Breast Cancer Survivors Project
Walnut Creek Chamber of Commerce
Walnut Creek Fountain for Youth Foundation
Wardrobe for Opportunity
We Care Services for Children
Wee Poets
Wellness Community–Walnut Creek
West Contra Costa Business Development Center
Wheelchair Foundation
Williams Elementary School
Willow Glen Business and Professional Association
Willows Theatre Company
Women's Daytime Drop In Center
World Institute on Disability
YMCA–Berkeley
YMCA–Oakland
YMCA–Pleasant Hill
YMCA–San Jose
Youth Tennis Advantage
Yu-Ai Kai

CENTRAL

Adelante Mujer Hispana
Ag Against Hunger
Agricultural Awareness and Literacy Foundation
All Saints Episcopal Day School
Allan Hancock College Foundation
Alliance Against Family Violence and Sexual Assault
Altrusa Club of San Luis Obispo
American Agri-Women
American Cancer Society-Bakersfield
American Cancer Society-Merced
American Cancer Society-Modesto
American Cancer Society-Salinas
American Cancer Society-Visalia
American Dream Foundation
American GI Forum of California
American Heart Association-Fresno
American Heart Association-Salinas
American Red Cross-Visalia
Amici del Poverello Guild
Antelope Valley Board of Trade
Arroyo Grande Chamber of Commerce and Economic Development
Assistance League of Visalia
Association of Mexican American Educators, Inc.
Bakersfield Association for Retarded Citizens Foundation
Bakersfield Homeless Center
Bakersfield Memorial Health Foundation
Bakersfield Symphony Orchestra
Big Brothers Big Sisters-Tulare
Big Sur Health Center
Big Sur Volunteer Fire Brigade
Black Hats
Boys and Girls Clubs-Exeter
Boys and Girls Clubs-Fresno
Boys and Girls Clubs-Paso Robles
Boys and Girls Clubs-Santa Maria
Boys and Girls Clubs-Seaside
Boys and Girls Clubs-Visalia
Buchanan Babe Ruth Baseball Association Inc.
Buchanan High School
Bulldog Foundation
Business Council of San Joaquin County
Business Education Student Transitions Inc.
Business Organization of Old Town Clovis
California Association of Museums
California Grey Bears, Inc.
California Home for the Aged Inc.
California Law Enforcement Wish Upon A Star
California Living Museum Foundation
California Polytechnic State Foundation
California Polytechnic State University
California Rodeo Salinas
California Rural Legal Assistance, Inc.
California State University-Bakersfield
California State University-Seaside
California State University-Stanislaus
Camp Taylor, Inc.
Carmel Chamber of Commerce
CASA-Bakersfield
CASA-Salinas
CASA-San Luis Obispo
CASA-Visalia
Castroville Coalition
Catholic Charities-Fresno
Center for Advanced Research and Technology
Central California Black Business Expo and Trade Show
Central California Family Crisis Center, Inc.
Central California Hispanic Chamber of Commerce
Central California Women's Conference
Central Coast Wine Classic
Central Valley Center for the Arts
Central Valley Opportunity Center, Inc.
Central West Ballet
Childrens Advocates Resource Endowment
Children's Hospital-Fresno
Children's Hospital-Madera
Chispa Community Housing Improvement Systems and Planning Association, Inc.
Church of the Saviour Soup Kitchen
City of Arroyo Grande
City of Hanford
City of Lancaster
City of Marina
City of San Luis Obispo Downtown Association
Clovis Chamber of Commerce
Clovis High School
Clovis West High School
Coalition for Rural Pueblos Economic Development
Coalition for Urban Renewal Excellence
Community Action Partnership-Bakersfield
Community Food Bank
Community Foundation for Monterey County
Community Housing Council
Community Medical Foundation
Cooper Middle School
Creative Center Foundation
Cuesta College
Cyberbarangay
Cystic Fibrosis Foundation-Monterey
Del Rey School
Dientes!
Diocese of Monterey
Easter Seals-Fresno
Economic Development Corporation-Fresno
Economic Opportunity Commission
Economic Vitality Corporation of San Luis Obispo County
Education and Agriculture Together Foundation
Education Foundation of Stanislaus County
El Concilio Community Center
El Concilio de Fresno, Inc.
El Granito Foundation
El Teatro Campesino
Emanuel Medical Center, Inc.
Encourage Tomorrow
Episcopal Church of the Saviour
Families for Academic Excellence
Family Services of Tulare County
Festa Italia
FOCUS
Food Bank-Salinas
Food Link for Tulare County, Inc.
Forest Theater Guild
Free to Give Life
Freedom Rotary Foundation
Fresno Area Hispanic Chamber of Commerce
Fresno Art Museum
Fresno Center for New Americans
Fresno County Economic Opportunities Commission
Fresno Hispanic Scholarship Fund
Fresno Metropolitan Museum of Art, History and Science
Fresno Pacific University
Fresno Philharmonic
Fresno Regional Foundation
Fresno Rescue Mission
Fresno West Coalition for Economic Development
Friends of Scicon
Friends of the Fresno District Fair
George McCann School
Giant Foundation
Girl Scouts-Bakersfield
Girl Scouts-Castroville
Girl Scouts-Fresno
Golden Empire Gleaners
Great Valley Center
Greater Antelope Valley Economic Alliance
Greater Bakersfield Chamber of Commerce
Greenfield High School
Greenfield Union School District
Grover Beach Chamber of Commerce
Habitat for Humanity-Fresno
Habitat for Humanity-Visalia
Hanford Chamber of Commerce
Hanford Elementary School District
Hanford Joint Union High School District
Happy Trails Riding Academy
Hartnell College
Health Projects Center
Helping Hands of Porterville, Inc.
Hesperia Hall Foundation
Hide N Seek Children's Foundation
Hillside Christian Fellowship
Hinds Hospice
Hispanic Chamber of Commerce-Antelope Valley
Hispanic Chamber of Commerce-Modesto
Hispanic Chamber of Commerce-Salinas
Hispanic Leadership Council of Stanislaus County
Hmong American Community, Incorporated
Hoffmann Hospice
Hope Haven International
Hospice Foundation of the Central Coast
Hospice of Tulare County
Housing Advocacy Council of Monterey County
Housing Industry Foundation
Impact
Interim, Incorporated
International Agri-Center, Inc.
Jacob's Heart Children's Cancer Association
Janus of Santa Cruz
Japanese American Citizens League-Watsonville
Jean and Ed Kelly Foundation
John E. Steinbeck Elementary School
Judson Terrace Homes
Junior Achievement-Bakersfield
Junior League-Bakersfield
Juvenile Diabetes Foundation-Bakersfield
Juvenile Impact Program
Kaweah Delta Health Care District Guild
Kaweah Delta Hospital Foundation
Kern County 4-H Club
Kern County Black Chamber of Commerce
Kern County Hispanic Chamber of Commerce
Kern County Library
Kern Economic Development Corporation
Kern High School District Educational Foundation
Kings Community Action Organization, Inc.
Kings Regional Health Foundation
Kiwanis Club-Fresno
Ladies Aid for Retarded Citizens of Fresno, Incorporated
Latino Outreach Council
Learning Network Foundation, Inc.
Lemoore Christian Aid
Lemoore Elementary School District
Lemoore Union High School District
Leukemia and Lymphoma Society-Fresno
Liberty High School
Link to Life
Lompoc Hospital District Foundation
Lompoc Mural and Public Arts Coalition
Lompoc Public Library
Love In the Name of Christ
Lucia Mar Unified School District
Madera County Ag Boosters
Madera Hispanic Chamber of Commerce
Malaga School
March of Dimes-Fresno
Marina International Festival of the Winds
Mastering Abilities Riding Equines
Meals on Wheels-Pacific Grove

Merced County Office of Education
Mexican American Opportunity Foundation–Bakersfield
Mexican-American Committee on Education of San Benito County
Mineral King Elementary School
Modesto Junior College Foundation
Modesto Symphony Orchestra
Monterey County Health Department
Monterey Rape Crisis Center
Monterey Symphony
Moreland Notre Dame
Muscular Dystrophy Association–Fresno
Museum of Art and History
National Heritage Foundation
National Steinbeck Center
Natividad Medical Foundation Inc.
Navy, Morale, Welfare and Recreation Department
Newspapers in Education
Oak Grove Elementary School
Pacific Grove Unified School District
Pajaro Valley Chamber of Commerce Inc.
Pajaro Valley Community Health Trust
Parents, Families and Friends of Lesbians and Gays–San Ramon
Paso Robles Library Foundation
Paso Robles Main Street Association
Peaceful Valley Donkey Rescue, Inc.
People for Leisure and Youth, Inc.
Peoples Self-Help Housing Corporation
Pioneer Home Outreach, Inc.
Porterville Adult Day Services
Porterville Breakfast Rotary Club
Porterville Unified School District
Pro Youth
Prospect Theatre Project
Radio Bilingue, Inc.
Rancho Cielo
Rebekah Children's Services
Reedley College
Ridgeview High School
Ruiz for Kids Inc.
Saint Agnes Foundation
Saint Francis Central Coast Catholic High School
Saint Joseph High School
Saint Paul's School
Salinas Rotary Club Charitable Fund
Salinas Valley Chamber of Commerce
Salinas Valley Memorial Hospital Foundation
Salvation Army–Modesto
San Benito County Chamber of Commerce
San Benito County Fair
San Joaquin Memorial High School
San Joaquin River Parkway and Conservation Trust, Inc.
San Luis Obispo Community Leadership Foundation, Inc.
San Luis Obispo Downtown Association
San Luis Obispo High School
San Luis Obispo Symphony
Santa Cruz Cancer Benefit Group
Santa Cruz Chamber of Commerce
Santa Cruz Community Counseling Center, Inc.
Save Mart Cares
Second Harvest Food Bank–Watsonville
Self-Help Enterprises
Sierra Historic Sites Association
Sierra Kings Hospital Foundation
Sierra Vista Child and Family Services
Society for Handicapped Children and Adults of Stanislaus County
Solid Rock Ranch
Soroptimist International–Hanford
Soroptimist International–Watsonville
South County Housing
South Valley Symphony, Inc.
Southeast Asian Institute for Advancement
Special Olympics–Modesto
Special Olympics–San Luis Obispo
Special Parents Information Network
Spirit of Woman of California, Inc.
Stanislaus Elder Abuse Prevention Alliance
State Center Community College Foundation
State Theatre of Modesto, Inc.
Success Capital Expansion and Development Corp.
Teen Survival, Inc.
Toys for Tots
Tulare City Historical Society
Tulare City School District
Tulare County Deputy Sheriffs Benevolent Association
Tulare County Farm Bureau Education and Scholarship Trust Fund
Tulare County Symphony Association
Tulare Emergency Aid Council
Tulare Hospital Foundation
Tulare Host Lions
Tulare Joint Union High School District
Tulare Kings Hispanic Chamber of Commerce
Tulare Library Foundation
Tulare Youth Service Bureau, Inc.
United Black Men of Fresno, Inc.
United Way–Modesto
United Way–Monterey
United Way–Tulare
University of California–Fresno
University of California–Merced
University of California–Santa Cruz
Urban Tree Foundation
Valley Housing and Economic Development
Valley Small Business Development Corporation
Visalia Breakfast Rotary
Visalia Emergency Aid Council
Visalia Gleaning Seniors, Inc.
Visalia Rescue Mission
Visalia Rotary Community Foundation
Visalia Unified School District
Visalia/Tulare County Library Foundation
Volunteer Center–Salinas
Watsonville Community Band
Women's Crisis Center
Women's Shelter Program of San Luis Obispo County
YMCA–Lompoc
YMCA–Reedley
YMCA–Salinas
YMCA–Santa Maria
YMCA–Visalia
Young Life–Visalia
Youth Connection
Youth Vision

WELLS FARGO

LA METRO

100 Black Men of Los Angeles, Inc.
1932 Club
31st District Parent Teacher Student Association
4 Paws For A Cure
A Community of Friends
Academy of Business Leadership
Accelerated School
Adiba Shaby Scholarship Foundation
Adolfo Camarillo High School
Advancement of Research for Myopathies
African-American Male Achievers Network, Inc.
AIDS Project Los Angeles
AIDS Service Center
Airport Marina Counseling Service
Al Malaikah Shrine
Alafia Mental Health Institute
Alliance for College-Ready Public Schools
AltaMed Health Services
Alternative Living for the Aging
Alzheimer's Association–Los Angeles
Alzheimer's Association–Santa Barbara
American Association of University Women–Santa Monica-Bay Area
American Business Women's Association
American Cancer Society–Covina
American Cancer Society–Culver City
American Cancer Society–Long Beach
American Cancer Society–Pasadena
American Film Institute, Inc.
American GI Forum–Santa Fe Springs
American GI Forum of the United States–Whittier
American Heart Association–Camarillo
American Heart Association–Los Angeles
American Heart Association–Santa Barbara
American Indian Healing Center
American Lung Association–Santa Barbara
American Red Cross–Burbank
American Red Cross–Camarillo
American Red Cross–Los Angeles
American Red Cross–Pasadena
American Youth Soccer Organization–Altadena
American Youth Soccer Organization–Beverly Hills
American Youth Soccer Organization–San Dimas
Amigos Sin Barreras / Friends Without Barriers
Anahuak Youth Soccer Association
Andres y Maria Cardenas Family Foundation
Angels Way Maternity Home
AngelTree Operation Stitches
Aquarium of the Pacific
Aquatic Foundation of Metropolitan Los Angeles
Ararat Home of Los Angeles
Arc of Southeast Los Angeles County
ARC Vikings
Archdiocesan Youth Employment Services
Archdiocese of Los Angeles
Aresis Ensemble
Armenian Relief Society of Western U.S.A.
Armenian-American Chamber of Commerce
Art Center College of Design
Art Share Los Angeles
Arthritis National Research Foundation
Asia Society Southern California Center
Asian American Advertising Federation
Asian American Drug Abuse Program, Inc.
Asian Business Association–Monterey Park
Asian Enterprise Magazine
Asian Pacific American Legal Center of Southern California
Asian Pacific Health Care Venture
Asian Pacific Islander Small Business Program, Inc.
Asian Pacific Revolving Loan Fund of Los Angeles
Assistance League of Thousand Oaks
Association for Better Living and Education
Association for Corporate Growth
Association for Retarded Citizens–Ventura
Association of Fundraising Professionals–Los Angeles
Association of Salvadorans of Los Angeles
Autry National Center
Avenues of Art and Design–West Hollywood
A-W Friendship Homes, Inc.
Ayala Choral Program
Azusa Pacific University
Baker School
Baldwin Park Youth Athletic Association
Barlow Foundation
Beacon House Association of San Pedro
Beacon of Hope Scholarship Foundation, Inc.
Being Alive-South Bay-Torrance
Bellflower Band Boosters
Bet Tzedek The House of Justice
Beverly Hills Chamber of Commerce
Beverly Hills Education Foundation
Beverly Hills Police Officers Association
Beverly Hills Theatre Guild
Beverly Vista Elementary School
Bienestar Human Services, Inc.
Bienvenidos Children's Center, Inc.
Big Brothers Big Sisters–Los Angeles
Big Brothers Big Sisters–Thousand Oaks
Big Dog Foundation
Big M Boosters Monrovia High School
Bilingual Foundation of the Arts
Black AIDS Institute
Black American Political Association of California
Black Business Association
Black College Expo
Black College Resources
BookEnds
Boy Scouts of America–Camarillo
Boy Scouts of America–Los Angeles
Boy Scouts of America–Pasadena
Boy Scouts of America–Santa Barbara
Boys and Girls Clubs–Carson
Boys and Girls Clubs–Long Beach
Boys and Girls Clubs–Los Angeles
Boys and Girls Clubs–Monrovia
Boys and Girls Clubs–Oxnard
Boys and Girls Clubs–Pasadena
Boys and Girls Clubs–San Pedro
Boys and Girls Clubs–Santa Barbara
Boys and Girls Clubs–Santa Clarita
Boys and Girls Clubs–Venice
Boys and Girls Clubs–Ventura
Braille Institute
Braille Institute Auxiliary of Santa Barbara
Break the Cycle
Brighter Futures
Broad Spectrum Community Development Corporation
Brotherhood Crusade
Buena High School
Burbank Police Officers Association
Business Alliance of Los Angeles
Cabrillo Economic Development Corporation
Cabrillo Marine Aquarium
California Association of Nonprofits
California Association of Private Professional Conservators and Fiduciaries
California Chicano News Media Association
California Community Economic Development Association
California Community Foundation
California Dressage Society
California Educational Solutions Corporation
California Families in Focus
California Heritage Museum
California Highway Patrol 11-99 Foundation
California Hospital Medical Center
California Latino Caucus Institute
California Legislative Black Caucus
California Science Center Foundation
California State Polytechnic University–Pomona
California State University–Long Beach
California State University–Northridge Foundation
California State University Foundation–Long Beach
California Thunder Baseball and Softball Corporation
CALM
Calvary Chapel of Montebello
Camarillo Arts Council
Camarillo High School Athletic Booster Club
Camarillo Hospice
Camino Nuevo Charter Academy
Camp Laurel
Camp Max Straus Foundation
Canaan Housing Corporation
Canning Hunger, Inc.
Capitol Ministries
Carden Arbor View School
Cardiac Kids Have H.E.A.R.T.
Carriage and Western Art Museum of Santa Barbara
Carson Coordinating Council
CASA–Santa Barbara
Casa Colina Foundation
Casa de las Amigas
Casa Del Herrero Foundation
Casa Pacifica
Castaic Lions Club
Cathedral High School
Catholic Big Brothers Big Sisters
Catholic Charities–Los Angeles
Catholic Education Foundation
Cedars-Sinai Medical Center–Los Angeles
Centennial High School
Center for Community and Family Services
Center for Healthy Aging
Center for Lupus Care
Center For Nonprofit Management
Center Middle School
Center Theatre Group
Central City Association of Los Angeles
Central City Neighborhood Partners–Los Angeles
Cesar E. Chavez Foundation
Challenger Boys and Girls Clubs–Los Angeles
Charles W. Barrett Elementary School
CHARO Community Development Corp.
Child and Family Guidance Center
Children Affected By AIDS Foundation
Children Uniting Nations
Children's Bureau
Childrens Hospital–Los Angeles
Children's Museum–Los Angeles
Children's Neurobiological Solutions
Childrens United Nations
Chinatown Service Center
Chinese Christian Herald Crusades
Christopher Street West
Circle of Hope, Inc.
Citrus Valley Health Foundation
Citrus Valley Health Partners
City Hearts
City Lites
City of Compton
City of Compton Fire Department
City of Hope–Duarte
City of Hope–Los Angeles
City of Lakewood
City of Los Angeles
City of Los Angeles Algin Sutton Recreational Center
City of Los Angeles Cultural Affairs Department
City of Los Angeles Department of Recreation and Parks
City of Los Angeles Foundation Inc.
City of Montebello Fire Department

City of Rancho Cucamonga
City of Redondo Beach Police Department
City of San Buenaventura
City of South Gate Police Department
CLARE Foundation, Inc.
Cliff Drive Care Center
Colburn School of Performing Arts
College Bound
College of the Canyons
College School District
Collegewood Elementary School
Columbian Foundation for People with Mental Retardation, Inc.–Lakewood
Comite Cultural Mexicano
Communities in Schools–Compton
Community Arts Music Association
Community Coalition for Substance Abuse Prevention and Treatment
Community Financial Resource Center
Community Partners
Community Re-Engineering
Compassion in Action–USA
Compassionate Friends–La Canada
Computer Access Center
Concern Foundation
Conejo Valley Women's Resource Center
Conejo Youth Employment Service
Congregation Kol Ami
Cornerstone Theater Company
County of Los Angeles Public Library
County of Los Angeles Sheriff's Department
Covenant House California
Crenshaw High School
Crespi Carmelite High School
Cystic Fibrosis Foundation–Los Angeles
Daniel Freeman Community Trust
DARE America
David Albrecht Memorial Fund
Debbie Allen Dance Academy
Descanso Gardens
Dig for Kids
Domestic Violence Solutions
Down Syndrome Association of Los Angeles
Downtown Lions Club Charities, Inc.
Downtown Women's Center
Dream Factory
Dream Foundation
Drug Enforcement Administration Survivors Benefit Fund
Dubnoff Center
Dvorskaya Alternative School
East L. A. Community Corporation
East Valley Trojans
East Whittier City School District
Eastmont Community Center
Economic Alliance of the San Fernando Valley
Economic Development Corporation–Oxnard
Edmund G. 'Pat' Brown Institute of Public Affairs
El Camino Real High School
El Centrito De La Colonia
El Concilio del Condado de Ventura
El Cucuy Foundation
El Monte Union High School District
El Nido Family Centers
El Roble Intermediate School
El Santo Nino Community Center
Elevate your G.A.M.E.
Elton John AIDS Foundation
Encino Elementary Booster Club
Enrichment Through Employment
Epilepsy Foundation–Los Angeles
Equality California Institute
Esperanza Community Housing Corporation
Etiwanda School District
Everybody Wins–Los Angeles
Ewell Community Services
Excel Family Intervention Program
Executive Service Corps of Southern California
FAME Assistance Corporation
Family Pride Coalition
Family Service Agency–Santa Barbara
Fiesta of the Spanish Horse
Filipino American Heritage Institute
Fish of West Valley
Five Acres
Florida A & M University–Southern California Alumni Chapter
FoodBank of Santa Barbara County
Foothill AIDS Project
Foothill Family Service
Foothill Family Shelter
Forever Kids, Inc.
Foundation Fighting Blindness
Foundation for Advocacy Conservatorship and Trust
Foundation for Children's Dental Health
Foundation for Girsh Park
Foundation for Kids
Foundation of the California African American Museum
Friends of Arts Education at the Cerritos Center
Friends of Bell Foundation
Friends of Foster Children
Friends of Greystone
Friends of Israel's Environment
Friends of Rowland Unified Schools Foundation
Friends of the Heart
Friends of the Huntington Park Library
Friends of the Palms–Rancho Park Public Library
Fulfillment Fund
Gabriel Foundation
Garey High School
Gay and Lesbian Adolescent Social Services
Gay and Lesbian Alliance Against Defamation
Gay and Lesbian Elder Housing
Gentle Barn
Girl Scouts–Chatsworth
Girl Scouts–Santa Barbara
Girls Inc.–Los Angeles
Girls Inc.–Pasadena
Glendale Memorial Health Foundation
Glendale Symphony Orchestra Association
Glendora High School
Golden Performing Arts Center
Goleta Valley Beautiful
Goleta Valley Chamber of Commerce
Goleta Valley Girls Softball Association
Goodwill Industries–Los Angeles
Got Kids
Grace Elliott Center
Greater Bethany Economic Development Corporation
Greater Los Angeles African-American Chamber of Commerce
Greater Los Angeles Zoo Association
Greenburg Family Foundation
Guatemalan Unity Information Agency
Guide Dogs of America
Habitat for Humanity–Gardena
Habitat for Humanity–Santa Barbara
Hacienda Christian School
Hancock Park Elementary School Booster Club
Happy Trails Children's Foundation
Harbor Area High Gain Program, Inc.
Harold Pump Foundation
Hart Street Elementary School
Haven Hills
Healthcare Foundation at Glendale Adventist Medical Center
Heart of Los Angeles Youth
HeArt Project
HELP Group
Helpline Youth Counseling
Henry Mancini Institute
Heroes of Life, 21st Century Voyage
Hillside School and Learning Center
Hillsides
Hispanas Organized for Political Equality–California
Hispanic Outreach Taskforce
Hispanic Public Relations Association
Historical Society of Southern California
HIV and AIDS Legal Services Alliance
Hollywood Charity Horse Show
Hollywood Community Housing Corporation
Hollywood Recreation Center
Home Ownership for Personal Empowerment
Home Ownership Made Easy
Homenetmen Lomita
Homenetmen Glendale Ararat
HOPE for Life Foundation
Hope Through Housing Foundation
HOPE Worldwide–Culver City
Hope Worldwide–Los Angeles
Hope-Net
Hospital Association of Southern California
Housing Rights Center
Hueneme Christian School
Hugh O'Brian Youth Leadership–Los Angeles
Human Services Network
Huntington Hospital
Huntington Library, Art Collections and Botanical Gardens
Huntington Park High School
Imagen Foundation
Immaculate Conception Elementary School
Immaculate Heart Community
Immigrant American Foundation
Indonesian Evangelical Church
Industry Hills Charity Pro-Rodeo
Inglewood Neighborhood Housing Services
INMED
Inner City College Prep of Los Angeles
Inner City Law Center
Inside Out Community Arts
Institute for the Study and Prevention of Hate Crimes
Institute of Equestrian Therapy
Interval House
Islamic Relief
Japanese American National Museum
Jeffrey Foundation
Jesuit Charities
Jewish Big Brothers Big Sisters Association of Los Angeles
Jewish Community Center–Long Beach
Jewish Family Service–Los Angeles
Jewish Federation–Ventura
Jewish Free Loan Association
Jewish Life
Jewish Vocational Service–Los Angeles
Jewish Women International –North Holloywood
JobStarts, Inc.
John A. Rowland High School
John F. Kennedy High School
John Wayne Cancer Institute Auxiliary
Joy Outreach to End Homelessness
Junior Achievement–Los Angeles
Juveniles at Risk H.P.P.D.
Kadima Hebrew Academy
Kare Youth League
Kayne-Eras Center
KCET
Kids in Solitude
Kidsave International
Kiwanis Club–Tarzana
Kiwanis Club–Thousand Oaks
Knights of Columbus–Council No. 7864
Knowledge Express After School Program
Knowledge Is Power
Korean Churches for Community Development
Koreatown Youth and Community Center
La Canada Flintridge Chamber of Commerce
La Canada Flintridge Educational Foundation
La Canada High School 718 PTA
La Canada Junior Baseball/Softball Association
La Mirada Bobby Sox
La Salle High School

La Verne Little League
Lagrant Foundation
Lambda Legal
LA's Best
Las Familias Del Pueblo
Lassen Elementary School
Latin Business Association, Inc.
Latin Scholarship Fund
Latino Theatre Company
League of African American Women
League of United Latin American Citizens
League of Women Voters–Los Angeles
Lee Hamer Memorial Charities
Leonard Earl White Community Education Foundation
Levon and Hasmig Tavlian Armenian Pre-School and Kindergarten
Library Foundation of Los Angeles
Light of Hope
Lili Claire Foundation
LINC Housing
Lincoln Heights Tutorial Program
Lindberg Middle School
Little Citizens Childcare Group
Little Company of Mary Community Health Foundation
Livable Places
Local Initiatives Support Corporation–Los Angeles
Long Beach Memorial Medical Center
Long Beach Museum of Art
Long Beach Police Athletic League
Long Beach Symphony Orchestra
Loren L. Zachary Society for the Performing Arts
Los Altos High School
Los Angeles Area Chamber of Commerce
Los Angeles Black Business Expo and Trade Show
Los Angeles Business Council
Los Angeles Center for Law and Justice
Los Angeles Chamber Orchestra
Los Angeles Chinatown Business Council
Los Angeles Commission on Assaults Against Women
Los Angeles Community Design Center
Los Angeles County Commission For Women
Los Angeles County Education Foundation
Los Angeles Free Clinic
Los Angeles Gay and Lesbian Center
Los Angeles Housing Partnership, Inc.
Los Angeles Jewish Home for the Aging
Los Angeles Mission
Los Angeles Music and Art School
Los Angeles Neighborhood Housing Services
Los Angeles Neighborhood Initiative
Los Angeles Opera
Los Angeles Philharmonic Association
Los Angeles Police Foundation
Los Angeles Police Reserve Foundation
Los Angeles Regional Foodbank
Los Angeles Shanti
Los Angeles Trade Tech Foundation
Los Angeles Urban Financial Services Coalition
Los Angeles Urban League–Los Angeles
Lotus Foundation
Louisville High School
Love Inc. of Northeast San Gabriel Valley
Low Income Investment Fund
Loyola High School
LTSC Community Development Corporation
Lula Washington Dance Theatre
Macy's Passport
Madison Elementary School-Special Education
Make-A-Wish Foundation–Los Angeles
Make-A-Wish Foundation–Santa Barbara
Malibu Foundation for Youth and Families
Manhattan Beach Education Foundation
Manna Conejo Valley Food Bank
Manual Arts High School Academy of Finance
Many Mansions
Maple Counseling Center
Maravilla Foundation
March of the Living
Mariachi Heritage Society
Marina Del Rey Explorer Post #270
Marshall Fundamental Secondary School
Martin Luther King Legacy Association
Marymount of Santa Barbara
Mayfield Junior School
McKinley Children's Center
McKinley Elementary School PTA
Meet Each Need With Dignity
MELA Counseling Services Center, Inc.
Menlo Atherton High PTA
Mental Health Association–Santa Barbara
Mexican American Bar Association
Mexican American Bar Foundation
Mexican American Legal Defense and Educational Fund
Mexican American Opportunity Foundation–Montebello
Mexican Cultural Institute of Los Angeles
Michael Hoefflin Foundation for Children's Cancer
Mid Valley Chamber of Commerce
Military Women In Need
Mission City Community Network, Inc.
Mixteco Indigena Community Organizing Project
Mona Blvd. Community Services
Montclair High School
Montebello Community Gang Diversion Task Force
Montebello High School
Montebello Housing Development Corporation
Montebello Police Department
Montebello United Methodist Church
More Than Shelter for Seniors
Mothers of Multiples Santa Barbara
Mr. Holland's Opus Foundation
Multi-Cultural Music and Art Foundation of Northridge
Muscular Dystrophy Association–Santa Barbara
Museum of Contemporary Art–Los Angeles
Musicares Foundation, Inc.
My Friend's Place
My Gym–Challenged America Foundation
Myasthenia Gravis Foundation–Los Angeles
NAACP–Hollywood
NAACP–Los Angeles
NAACP–Pasadena
NALEO Educational Fund
National Association for Equal Justice in America
National Association of Women Business Owners–Los Angeles
National Black Business Council
National Gay and Lesbian Task Force
National Latino Peace Officers Association
National Multiple Sclerosis Society–Los Angeles
Nature's Hotline
Neighborhood Legal Services of Los Angeles County
Neighborhood Youth Association
Nettie L. Waite Middle School
New Chamber of Commerce South Pasadena
New Economics for Women
New Horizons
New Horizons Family Center
Newbury Park High School
Newman Elementary School
Nikkei Parents' Day Festival
Northview High School
Oak Park High School
Oaks Christian High School
Ojai Festivals Limited
Ojai Valley School
Ojai Valley Youth Foundation
Old Spanish Days In Santa Barbara
OldTimers Foundation
Olvera Street Merchants Association Foundation
ONEgeneration
Ontario Christian School Association
Ontario High School
Opera A La Carte
Opera Noir
Opera Santa Barbara
Operation Hope
Optimist Youth Homes and Family Services
Organization of Chinese Americans–Greater Los Angeles
Our Lady of Guadalupe Parish
Our Lady of Victory Church
PATH
P.O.W.E.R.S.
Pacific Asia Museum
Pacific Asian Consortium in Employment
Pacific Century Institute, Inc.
Pacific Christian School
Pacific Pride Foundation
Pacifico Dance Company
Pacoima Beautiful
Pacoima Development Federal Credit Union
Pacoima Partners
Padres Contra El Cancer
Page Youth Center
Painted Turtle
Pancreatic Cancer Action Network
Para Los Ninos
Paradise Canyon Elementary
Paralysis Project of America
Partnership to Realize Excellence Through Preparation
Pasadena Enterprise Center
Pasadena Humane Society and SPCA
Pasadena Junior Chamber of Commerce Foundation
Pasadena Museum of History
Pasadena Neighborhood Housing Services
Pasadena Playhouse
Pasadena Symphony Association
Pathways Volunteer Hospice
PAUSE 4 Kids
Peabody Charter School Foundation
Peninsula Committee Childrens Hospital
Penny Lane Centers
Pepperdine University
Performing Arts Center of Los Angeles County
Petersen Automotive Museum
Phoenix House–Lake View Terrace
Pilipino Alumni Association of UCLA
Planned Giving Council of Ventura
Planned Parenthood–Santa Barbara
Playwrights Project
Plaza de Cultura y Artes Foundation
Plaza de la Raza
Pleasant Valley Education Foundation
Police Bike Unity Tour
Pomona Church of the Nazarene
Poverello of Assisi Preschool
Project Angel Food
Project Graduation–North Hollywood
Promotoras Y Promotores Foundation
Providence Holy Cross Foundation
Proyecto Pastoral at Dolores Mission
Public Health Foundation Enterprises, Inc.
Puente Learning Center
Ramona Convent Secondary School
Rancho Cucamonga Chamber of Commerce
Rape Foundation
RBD Communications
Ready Pac Kids To Camp
Real Men Cook Foundation
Red Nations Student Alliance, Cal-Poly Pomona

Regional Congregations and Neighborhood Organizations
Regional Hispanic Chamber of Commerce
Relay for Life of Pico Rivera
Relief International
Resurrection Elementary School
Rio Hondo College
Ronald McDonald House–Los Angeles
Ronald McDonald House–Pasadena
Rosemary Children's Services
Rotary Club of Claremont
Rotary Club of Los Angeles
Rotary Club of Palos Verdes Estates
Rotary Club of Santa Barbara North
Rotary Club of Simi Valley
Rowell Foster Children
Rubicon Theatre Company
Saint Anthony Elementary School
Saint Bernardine of Siena School
Saint Elisabeth School
Saint Francis High School
Saint John's Regional Medical Center Foundation
Saint Louis of France Church
Saint Martha's Church
Saint Mel Elementary School
Saint Paul the Apostle Church
Saint Phillip the Apostle School
Salvadoran-American Leadership and Educational Fund
Salvation Army–Bell
Salvation Army–Huntington Park
Salvation Army–Long Beach
Salvation Army–Los Angeles
San Antonio Hospital Foundation
San Gabriel Valley Economic Partnership
San Gabriel Valley Medical Center Foundation
San Jose Edison Academy PTO
San Marino High School
San Marino National Little League
San Marino Schools Foundation
Santa Barbara Book Festival
Santa Barbara Chinese School
Santa Barbara Cottage Hospital Foundation
Santa Barbara Dance Alliance
Santa Barbara Hispanic Chamber of Commerce
Santa Barbara International Film Festival
Santa Barbara Mariachi Festival
Santa Barbara Museum of Art
Santa Barbara Museum of Natural History
Santa Barbara Outrigger Canoe Club
Santa Barbara Rape Crisis Center
Santa Barbara Region Chamber of Commerce
Santa Barbara Rescue Mission
Santa Barbara Symphony
Santa Barbara Trust for Historic Preservation
Santa Clarita Clippers Basketball
Santa Clarita Valley Resource Center
Santa Clarita Valley School and Business Alliance
Santa Clarita Valley Youth Project
Santa Monica Academy
Santa Monica Firefighters
Santa Monica Theatre Guild/ Morgan-Wixson Theatre
Santa Paula Elementary School District
Save A Heart Foundation
Save Historic Old Torrance
Save Our Future
Save Our Youth Today and Tomorrow
Schurr High School
SCROC Technology Education Foundation
Search To Involve Pilipino Americans
Serra Project
SERV Ventura County
Serving People in Need
Shakespeare Festival/L. A.
Shakespeare League of Pasadena
Shelter Partnership, Inc.
Shelter's Right Hand
Sherman Oaks Homeowners Association Foundation for Sherman Oaks School
Sherman Oaks Hospital Foundation
Simon Wiesenthal Center
Skid Row Charity Fund
Skirball Cultural Center
Soroptimist International–Artesia
South Bay Latino Chamber of Commerce
South Bay Latino Community Development Corporation
South Central Prevention Coalition
Southern California Asian American Studies Central
Southern California Association for Philanthropy
Southern California Association of Non-Profit Housing
Southern California Education Fund
Southern California Grantmakers
Southern California Minority Business Development Council
Southwest Chamber Music
Southwest Los Angeles Rotary Club Nickolas N. Shammas Scholarship Fund
Southwest Voter Registration Education Project–Los Angeles
Special Olympics–Culver City
Special Olympics–Santa Clarita
Special Olympics–Santa Monica
Special Olympics–Ventura
Special Service for Groups
Star in Education Foundation
Stop Cancer–Beverly Hills
Stop Cancer–Los Angeles
Storyteller Children's Center
Straight Talk Clinic
Stramski Center at Memorial Hospital
Su Casa Family and Support Crisis
Summer Solstice Celebration
Sycamores
Sydney Cooper Senior Smiles
Taking the Reins
Talbert Family Foundation
Team Heal Foundation
Team Parkinson
Temple Aliyah
Temple City Chamber of Commerce
Thomas Jefferson Elementary School
Toberman Settlement House
Tom Bradley Legacy Foundation
Topanga Community Club
Torrance Cultural Arts Center Foundation
Town Hall–Los Angeles
TPC Foundation Inc.
Travel Town Museum Foundation
Trevor Project
Trust for Public Land–Los Angeles
Tulita Elementary School
Turning Point Communications
Tuskegee Airmen Scholarship Foundation
UCLA Foundation
Ujjaldidar Singh Memorial Foundation
ULI Los Angeles District Council
Uncommon Good
United Negro College Fund–Los Angeles
United Way–Los Angeles
United Way–Santa Barbara
United Way / Los Angeles Times
United Young Armenians
Unity in the Community
Unity Shoppe, Inc.
University of California–Los Angeles
University of California–Santa Barbara
University of La Verne
University of Southern California
Upland Christian Schools
Upland Fire Foundation
Upland High School
Upland Police Department
Urban Issues Breakfast Forum of Greater Los Angeles
Valley Beth Shalom Day School
Valley Community Clinic
Valley Cultural Center
Valley Economic Development Center, Inc.
Valley Family Center
Ventura Chamber Music Festival Association, Inc.
Ventura Chamber of Commerce
Ventura County Commission on Human Concerns
Ventura County Community Foundation
Ventura County Fire Department
Verbum Dei High School
Victor Valley Union High School District
Villa Esperanza Services
Villanova Preparatory School
Visiting Nurse and Hospice Care of Santa Barbara
Vista Del Mar Child and Family Services
Vistas for Children
Volunteer League–Van Nuys
Wall Las Memorias
Walnut High School
Walnut Valley Educational Foundation
We Can, Pediatric Brain Tumor Network
We Care East Los Angeles
Wellness Community–Pasadena
Wellness Community–Redondo Beach
WeSPARK
West Angeles Community Development Corporation
West Covina Unified School District
West Hollywood Community Housing, Corp.
West Hollywood Food Coalition
West Pasadena Little League
West Valley PALS
Western Center on Law and Poverty
Western States Golf Association–Southern Area Youth Program
Western University of Health Sciences
White Memorial Medical Center
White Memorial Medical Center Charitable Foundation
Wildhorses In Need
Will Rogers Elementary School
William Howard Taft High School
Williams Elementary School
Willowbrook Middle School
Wings of Refuge
Women at Work
Women's Council–VHHF
Women's Economic Ventures–Santa Barbara
Women's Foundation of California
Wonder of Reading–Los Angeles
Woodbury University
YMCA–Alhambra
YMCA–Camarillo
YMCA–La Canada Flintridge
YMCA–Los Angeles
YMCA–Montecito
YMCA–Pacific Palisades
YMCA–San Pedro
YMCA–Simi Valley
YMCA–South Pasadena–San Marino
YMCA–Thousand Oaks
YMCA–Upland
YMCA–Van Nuys
Young Musicians Foundation
Youth for Christ USA, Inc.
Youth Mentoring Connection
YWCA–Los Angeles

WELLS FARGO

SOUTHERN

A Bridge for Africa Foundation
Able-Disabled Advocacy
Access Center–San Diego
ACCION–San Diego
African American Chamber of Commerce Palm Springs
Agua Caliente Cultural Museum
AIDS Assistance Program
AIDS Walk San Diego
Alliance for African Assistance
Alpha Kappa Alpha Head Start Program
Alpha Project for the Homeless
American Cancer Society–Calexico
American Cancer Society–Riverside
American Cancer Society–San Diego
American Diabetes Association–San Diego
American Heart Association–La Jolla
American Heart Association–Palm Desert
American Heart Association–San Diego
American Red Cross–Riverside
Aquatic Adventures Science Living Labs for Youth
Asian Business Association–San Diego
Assistance League of Apple Valley
Assistance League of Carlsbad
Assistance League of San Diego
Associated Youth Resources
Association for Community Housing Solutions
Ayuda Al Nino Boliviano
Banning Cultural Alliance
Barrio Logan College Institute
Barter Assisted Economic Redevelopment Project
Big Brothers Big Sisters–San Diego
Bishop's School
Black Contractors Association, Inc.
Black Historical and Cultural Society of the Coachella Valley
Bobby Jo Lewis Foundation, Inc.
Bonita Country Day School
Bonita Vista High School Club Blue
Boys and Girls Clubs–Carlsbad
Boys and Girls Clubs–El Cajon
Boys and Girls Clubs–National City
Boys and Girls Clubs–Oceanside
Boys and Girls Clubs–Palm Desert
Boys and Girls Clubs–San Diego
Boys and Girls Clubs–San Dieguito
Boys and Girls Clubs–San Marcos
Boys and Girls Clubs–Temecula
Boys and Girls Clubs–Vista
Buena Vista Baptist Church
Building Industry Association of San Diego County
Burn Institute
C.W.I.M., Inc.
Caballeros Gay Men's Chorus of Palm Springs
Calavera Hills Elementary School PTA
Cal-Diego Paralyzed Veterans Association
Calexico Chamber of Commerce
California Center for the Arts, Escondido
California Council of the Blind
California State University–Palm Desert
California State University–San Bernardino
California State University–San Marcos
California Western School of Law
Cancer for College
Canine Companions for Independence
Cardiff Education Foundation
Casa de Amparo
CDC Small Business Finance Center
Central Elementary School
Central High School
Centro Libre
Cesar E. Chavez Commemoration Committee
Challenge Ranch
Challenged Athletes Foundation
Chargers Community Foundation
Chicano Federation of San Diego County, Inc.
Children's Center of the Inland Counties
Children's Fund
Children's Home Society–San Diego
Children's Hospital and Health Center
Children's Hospital Foundation–San Diego
Christian Athletic League, Inc.
Christian Schools of the Desert
Chula Vista Chamber of Commerce
Chula Vista Elementary School District
Church of Saint Paul in the Desert
City of Calexico
City of Calexico Arts Commission
City of Carlsbad
City of Chula Vista
City of Hope–San Diego
City of Palm Springs
City of Redlands Police Department
Coachella Valley Housing Coalition
Community College Leadership Development Initiative Foundation
Community Health Systems, Inc.
Community Housing Works
Community Options
Corona Regional Medical Foundation
Corona United Soccer Club
Coronado Schools Foundation
Council of Philippine American Organizations of San Diego County, Inc.
Cultural Heritage Performers
Cystic Fibrosis Foundation–San Diego
Del Dios Middle School
Desert AIDS Project
Desert Cancer Foundation
Desert Rainbow Foundation
Diamond Business Improvement District
Downtown San Diego Partnership
Dusty Wings of the Desert
East Valley 2nd Chance
Economic Development Corporation–Murrieta
Elementary Institute of Science
Escondido Children's Museum
Escondido Public Library
Fair Housing Council of San Diego
Family Literacy Foundation
Family Service–Cabazon
Fashion Group International of S an Diego, Inc.
Foundation for Diabetes Education
Foundation for Kids
Foundation for the Children of the Californias
Frank Sinatra Celebrity Invitational
Friends of Carrillo Ranch, Inc.
Friends of the Desert Mountains
Friends of the San Diego Public Library
Girl Scouts–San Diego
Glad Tidings Church
Granite Hills Lacrosse
Greenburg Family Foundation
Grossmont College
Guiding Path Foundation
Hadassah Southern California–San Diego
Harry S. Truman Elementary School
Harvest Christian Fellowship
Helen Woodward Animal Center
Hemet United Methodist Church
High Tech High
Historic Old Town Community Foundation
Home Start
Homenetmen San Diego
Hotspurs United Soccer Association
Immanuel Baptist Church
Inland Empire Economic Partnership
Inland Fair Housing and Mediation Board–Upland
Interact Club of Canyon Crest Academy
Interfaith Community Services
International Community Foundation
Jack and Jill of America–San Diego
Jacobs Family Foundation
James L. Day Middle School
Japan Society–San Diego
Jerabek Family Faculty Organization
Jewish Community Center–La Jolla
Jewish Family Service–Riverside
Jewish Family Service–San Diego
John Lynch Foundation
Jonathan Tarr Foundation
Junior Achievement–San Diego
Junior Seau Foundation
Juvenile Diabetes Foundation–Colton
Juvenile Diabetes Research Foundation–San Diego
Kennedy Elementary School
Kid's College
Kids Day America International
Kiwanis Club–Escondido
Kiwanis Club–San Diego
La Jolla Country Day School
La Jolla Playhouse
La Maestra Community Health Center
La Mesa Park and Recreation Foundation
La Sierra University
Las Patronas
LEAD San Diego, Inc.
League of Women Voters–San Diego
Leukemia and Lymphoma Society–San Diego
Little League Baseball–National City
Local Initiatives Support Corporation–San Diego
Loma Portal Elementary School PTA
MAAC Project
Mabuhay Alliance, Inc.
Madison Middle School
Mainly Mozart
Make-A-Wish Foundation–Riverside
Mama's Kitchen
MANA–San Diego
Martha's Village and Kitchen
Martin Bayless Charitable Foundation
Martin Luther King Jr. Middle School
McCallum Theatre
Meals on Wheels–Vista
Mexican Cultural Institute of San Diego
Michelle's Place
Miles Ahead Ministries
Minor's Gold Fastpitch Softball
Mira Costa College
Mira Mesa West Little League Baseball
Mission Inn Foundation
Mo'olelo Performing Arts Company
Monarch High School Project
Montgomery Adult School
Moreno Valley Animal Services
Mount San Jacinto College
Multicultural Civic Association of Moreno Valley
Murrieta Elementary School
Murrieta Valley High School
Murrieta Wildcats Boys U-15
Murrieta Youth Soccer League
Museum of Contemporary Art–La Jolla
NAACP–Oceanside
National Association of Hispanic Real Estate Professionals
National Multiple Sclerosis Society–San Diego
National University–La Jolla
NeighborHelp
Neighborhood Fundraising Network
Neighborhood House–Calexico
Neighborhood House Association–San Diego
New Venture Christian Fellowship
Nhu Lai Meditation Temple
Nonprofit Management Solutions
Norco High School
North Coast Repertory Theatre
North County Community Services
Oceanside Pop Warner
Old Globe Theatre
Old Mission Montessori School
Olive Crest–Riverside
One of the Seventy
Pacific Beach Community Foundation
PACTO Latino
Palm Springs Air Museum
Palm Springs Desert Museum
Palm Springs High School

Palm Springs International Film Festival
Palm Springs Opera Guild of the Desert
Palomar College
Palomar Council PTA
Pangasinan Association
Parent Institute for Quality Education
Paul Ecke Central Elementary School
Pazzaz
People Skills International Foundation, Inc.
Photocharity
Point Loma High School Band Boosters
Point Loma Nazarene University
Poway Center for the Performing Arts Foundation
Poway High School
Poway Titan Baseball Boosters
Poway Unified School District
Prison to Peace Outreach, Inc.
Pro Kids Golf Academy and Learning Center
Project Mercy
Rail Ranch Elementary School
Ramona Senior Center
Rancho Bernardo High School Foundation
Rancho Community Christian School
Rancho Penasquitos California Chamber of Commerce
Rancho Santa Fe Community Center
Rebuilding Together–San Diego
Redlands Christian School
Redlands Educational Partnership Foundation
Redlands Junior All America Football, Inc.
Reuben H. Fleet Science Center
Rhoades Foundation
Riverside Arts Council
Riverside Opportunity Center
Rolling Readers USA
Rotary Club of Riverside
SafeHouse
Saint Clare's Home
Saint Francis of Assisi Parish School
Saint Martha Catholic Parish
Saint Rita's High School
Saint Stephen's Cathedral Church of God in Christ Ministries
Saint Vincent de Paul Village Inc.
Sally Ride Science
Salt Creek Elementary School
Salvation Army–San Diego
San Diego Aircraft Carrier Museum
San Diego Asian Film Foundation
San Diego Blood Bank Foundation
San Diego Center for Children
San Diego County Citizens Against Lawsuit Abuse
San Diego County Crime Stoppers
San Diego County Hispanic Chamber of Commerce
San Diego County Office of Education
San Diego East County Economic Development Council Foundation
San Diego Family Justice Center Foundation
San Diego Film Festival
San Diego Food Bank
San Diego Foundation
San Diego Girls Alliance
San Diego Grantmakers
San Diego Home Loan Counseling and Education Center
San Diego Housing Federation
San Diego International Sports Foundation
San Diego Lesbian Gay Bisexual Transgender Pride
San Diego Opera
San Diego Performing Arts League
San Diego Police Foundation
San Diego Regional Chamber of Commerce
San Diego Regional Economic Development Foundation
San Diego Repertory Theatre
San Diego Rescue Mission
San Diego Revitalization Corporation
San Diego Senior Olympics
San Diego State University
San Diego Symphony
San Diego Urban League
San Diego Youth and Community Services
San Dieguito Pop Warner
San Gorgonio Memorial Hospital Foundation
San Ysidro Business Association
San Ysidro Chamber of Commerce
San Ysidro Health Center
Scripps Foundation for Medicine and Science
Scripps Health Foundation
Scripps Memorial Hospital
Scripps Ranch High School
Scripps Research Institute
Second Chance/Strive
Senior Community Centers
Service Corps of Retired Executives–Hemet
Service Corps of Retired Executives–San Diego
Shelter from the Storm
Sherman Heights Community Center
Sikh Foundation
Solana Beach Cats
South County Economic Development Council
Southeastern Economic Development Corp.
Southwest Soccer Club
Stand Up for Kids
Starlight Society
Stepping Stone
Stroke Recovery Center
Susan G. Komen Breast Cancer Foundation–La Jolla
Sweetwater High School
Temecula Hurricanes Baseball Club
Temecula Valley Rose Society
Temecula Valley Unified
Temple Heights Elementary School
Thurgood Marshall Elementary School
Torrey Pines High School Foundation
Trinity Children and Family Services
Twin Peaks Foundation
Union of Pan Asian Communities
United African American Ministerial Action Council
United Way–Palm Springs
United Way–San Diego
University of California–San Diego
University of San Diego
Urban League–San Diego
USO Council of San Diego
Val Verde Administrators' Association
Valley Center History Museum
Variety Club–Palm Desert
Vista Chamber of Commerce
Vista Townsite Community Partnership
Vista Unified School District
Voices for Children–San Diego
Volunteer Center–Riverside
Wakeland Housing and Development Corporation
Walter's Children Charity Classic
West Africa School Project, Inc.
WeTip
Women's American ORT
Working Wonders
YMCA–Camp Pendleton
YMCA–Chula Vista
YMCA–Escondido
YMCA–Oceanside
YMCA–Palm Desert
YMCA–San Diego
YMCA–Temecula
YWCA–Riverside
Zion Lutheran School
Zoological Society of San Diego

WELLS FARGO

ORANGE

A Charity for Charities
Acacia Adult Day Services
Adult Day Services of Orange County
Affordable Housing Clearinghouse
AIDS Services Foundation Orange County
All-American Boys Chorus
ALS Association–Orange
American Cancer Society–Santa Ana
American Diabetes Association–Santa Ana
American Heart Association–Irvine
American Institute of Knowledge Management, Inc.
American Liver Foundation–Newport Beach
American Voter Education Fund
Anaheim Chamber of Commerce
Anaheim Hills Little League
Anderson Deans
Anderson Elementary School PTA
Animal Assistance League of Orange County
Anti-Defamation League–Costa Mesa
Arroyo Vista School
Arthritis Foundation–Fountain Valley
Arts Orange County
Asian American Cultural and Educational Foundation
Asian American Senior Citizens Service Center
Asian and Pacific Islander Heritage Council of Orange County
Asian Business Association of Orange County
Assistance League of Capistrano Valley
Assistance League of Santa Ana
Autism Solutions for Kids, Inc.
Barclay and Cheng Hall
Beta Foster Care
Bethany Assisting Women in Transition
Big Brothers Big Sisters–Tustin
Black Chamber of Commerce of Orange County
Blind Children's Learning Center
Bolsa Grande High School
Boy Scouts of America–Long Beach
Boy Scouts of America–Placentia
Boy Scouts of America–Santa Ana
Boys and Girls Clubs–Anaheim
Boys and Girls Clubs–Costa Mesa
Boys and Girls Clubs–Cypress
Boys and Girls Clubs–Fountain Valley
Boys and Girls Clubs–Fullerton
Boys and Girls Clubs–Garden Grove
Boys and Girls Clubs–Laguna Beach
Boys and Girls Clubs–Placentia
Boys and Girls Clubs–San Juan Capistrano
Boys and Girls Clubs–Santa Ana
Boys and Girls Clubs–Tustin
Brain Injury Foundation
Brea Chamber of Commerce
Brea Olinda High School
Breast Cancer Survivors
Bring A Smile Foundation
Bryant Ranch School
Buena Park Police Activities League
C.A.U.S.E.
Cal State Fullerton
California Dollars for Scholars
California Highway Patrol 11-99 Foundation
Cambodian Family
Camp Footprints
Cancer Support Foundation
Canning Hunger
Canyon Acres Children and Family Services
Canyon High School
Canyon High School Football Booster Club
Canyon Hills Community Council
Canyon Hills Pop Warner Football
Career Beginnings of Orange County
Carl H. Hankey Elementary School
CASA–Santa Ana
Casa Romantica Cultural Center and Gardens
Casa Teresa
Casa Youth Shelter
Catholic Charities–Santa Ana
Center for Hope and Healing
Center of Orange County
Century High School
Chapman University
Child Abuse Prevention Center–Orange
Child Guidance Center
Childhelp USA–Costa Mesa
Childhelp USA–Newport Beach
Children First–A Merage Foundation
Children's Creative Festival
Children's Hospital–Orange
Children's Museum of Orange County–Pretend City
Childs Pace Foundation
Christ Our Redeemer African Methodist Episcopal Church
Christopher Reeve Paralysis Foundation
CinCHouse.com
City of Fountain Valley
City of Fullerton
City of Hope–Seal Beach
City of Orange Public Library Foundation
City of San Clemente
Cleta Harder Development School
Coastline Community College Foundation
Community Action Partnership
Community Action Partnership of Orange County
Community Foundation–Orange
Concordia University
Coptic League
Cordelia Knott Wellness Foundation
Cornerstone Christian Fellowship
Corona Del Mar High School
Costa Mesa Church of Religious Science
Costa Mesa Community Athletic Foundation
Costa Mesa National Little League
Council on American-Islamic Relations
Crime Survivors, Inc.
Crittenton Services for Children and Families
CUSD Foundation
Cypress High School
Cypress Youth Athletic Association
Cystic Fibrosis Foundation–Anaheim
Cystinosis Research Foundation
Dana Hills High School
Dayle McIntosh Center for the Disabled
Delhi Center
Donna O'Neill Land Conservancy
East African Community of Orange County
Easter Seals–Santa Ana
Edison High School
Edison High School Wrestling Booster Club
El Modena Education Foundation
El Modena High School
El Modena Vanguard Band Booster Club
El Toro High School
El Toro High School (PSTO)
Eli Home, Inc.
Esperanza High School
Excelsior Elementary School
Fair Housing Council of Orange County
Families Forward
Family Solutions
Family Support Network
Feed Your Soul
Feedback Foundation, Inc.
Filipino American Chamber of Commerce of Orange County
FOCAS
Foothill High School
Foundation for Hope
Fountain Valley High School
Fountain Valley School District
Free Wheelchair Mission
Friendly Center, Inc.
Friends In Service to Humanity
Friends of the Buena Park Youth Theatre
Friends of the Children's Museum at La Habra
Friends of the Santa Ana Zoo
Fullerton Collaborative
Fullerton Historic Theatre Foundation
Fullerton Interfaith Emergency Service
Fullerton Union High School Speech and Debate Team
Future Leaders of America
Gary Center
Gift of Joy Foundation
Girl Scouts–Costa Mesa
Girls and Boys Town of Southern California
Girls Inc.–Costa Mesa
Gloria Dei Lutheran Preschool
Golden West College
Good Shepherd Communities
Goodwill Industries–Santa Ana
Guild for Infant Survival Orange County
Habitat for Humanity–Santa Ana
Hands Together
Hart Community Homes Inc.
Hawes Elementary School PTA
Healing Odyssey
Healthy Smiles for Kids of Orange County
Helping Hand World Wide
Helping Others Prepare for Eternity
Helping Our Mentally Ill Experience Success
Helping Our Troops
Heritage of San Clemente Foundation
Hermandad Mexicana Latinoamericana
Hispanic Chamber of Commerce–Santa Ana
Hoag Hospital Foundation
Home on the Green Pastures
HomeAid–Orange County
Hope University
HUB Ministries
Human Options
Huntington Beach High School
Huntington Beach Police Officers Foundation
Info Link Orange County
Interval House
Irvine Children's Fund
Irvine Community Drug Prevention
Irvine Public School Foundation
Irvine Unified School District
Irvine Valley College Foundation
J. F. Shea Therapeutic Riding Center, Inc.
Jamboree Housing Corporation
Jewish Community Center of Orange County
Jewish Family Service–Irvine
John Henry Foundation
JSerra High School
Juaneno Band of Mission Indians
Junior Achievement–Costa Mesa
Juvenile Diabetes Foundation–Irvine
Katella High School
Kennedy Commission
KIDWORKS Urban Ministry
KinderCaminata, Inc.
Kiwanis Club of Lake Forest
KOCE
Korean American Coalition of Orange County
Korean American Federation of Orange County
Korean Community Services
Korean-American Seniors Association of Orange County
La Habra High School
Laguna Art Museum
Laguna Beach Community Clinic
Laguna College of Art and Design
Laguna Hills High School
Laguna Outreach Community Arts
Laguna Relief and Resource Center
Latino Health Access
Latino Youth Leadership Institute
Latinos for Progress
Laura's House
Laurel House
Leadership Tomorrow
League of United Latin American Citizens–Garden Grove

Learning for Life
Legal Aid Society of Orange County
Leukemia and Lymphoma Society–Santa Ana
Lincoln-Juarez Opportunity Center
Loara High School
Los Alamitos Youth Center, Inc.
M. I. N. D. Institute
Macy School
Make-A-Wish Foundation–Tustin
MANA of Orange County
March of Dimes–Irvine
Mary Erickson Community Housing
Maternal Outreach Management System
Mercy House
Miocean Foundation
Mission Hospital Foundation
Mission Viejo Community Foundation
Muscular Dystrophy Association–Orange
NAMI Orange County
National Association of Hispanic Real Estate Professionals
National Charity League Juniors South Coast Chapter
National Conference for Community and Justice–Santa Ana
National Hispanic Business Women Association
National Junior Basketball League
National Latina Business Women Association
National Wheelchair Racquetball Association
Neighborhood Housing Services–Anaheim
Newhart Middle School
Newport Coast Elementary School
Newport Sports Museum
Newport-Mesa Schools Foundation
Newport-Mesa Unified School District
Nicole Brown Simpson Charitable Foundation
Nohl Canyon Elementary School
North Orange County Regional Occupational Program
Nouveau Chamber Ballet Company
Oak Creek Elementary School
OC Partnership
Ocean Institute
Olive Crest–Santa Ana
Olive Crest Abused Children's Foundation
Opera Pacific
Orange Chamber of Commerce
Orange County Asian and Pacific Islander Community Alliance
Orange County Business Committee for the Arts, Inc.
Orange County Business Council
Orange County Chinese American Chamber of Commerce
Orange County Community Foundation
Orange County Community Housing Corporation
Orange County Congregation Community Organization
Orange County Forum
Orange County Human Relations Council
Orange County Korean-American Health Information and Education Center
Orange County Museum of Art
Orange County Performing Arts Center
Orange County Public Library
Orange County Register
Orange County Rescue Mission
Orange County School District
Orange County Youth Commission
Orange Junior Soccer Club
Orangewood Children's Foundation
Our Lady Queen of Angels School
Pacific Chorale
Pacific Symphony
Page Private School
Paint Your Heart Out
Palisades Elementary School
Pat Moore Foundation
Pediatric Cancer Research Foundation
Philharmonic Society of Orange County
Pilgrimage Family Therapy Center
Placentia Library District
Portola Hills Elementary School
Prentice School
Probation Community Action Association
Project Access, Inc.
Project Cuddle
Project Dignity
Project Independence
Project Tomorrow
PTA California Congress of Parents Teachers and Students, Inc.
Public Law Center
Raise Foundation
Rancho Santiago Community College District
Rebuilding Together–Tustin
Recording for the Blind and Dyslexic–Santa Ana
Richard Nixon Library and Birthplace
Richman Elementary School
Ronald McDonald House–Orange
Rossmoor Elementary School
Saddleback Church
Saddleback Community Outreach
Saddleback Valley Unified School District
Saint Angela Merici School
Saint Anselms Cross Cultural Community Center
Saint Catherine's Military Academy
Saint Columban School
Saint Joseph Ballet
Saint Joseph Health System
Saint Vincent De Paul Society–Orange
San Clemente Educational Foundation
San Clemente High School
Santa Ana Chamber of Commerce
Santa Ana Education Foundation
Santiago Elementary School
Santiago Hills PTA
Savanna High School
Second Harvest Food Bank–Orange
Segerstrom High School
Serrano Intermediate School
Serving People in Need
Shanti Orange County
Sharon Roberts Pancreatic Cancer Foundation
Shelter for the Homeless
Small Business Financial Development Corporation of Orange County
Soka University of America
South Coast Chinese Cultural Association
South Coast Repertory
South Coast Symphony
South Coast Youth Football
South County Senior Services
South Santa Ana Merchants Association
South Sunrise Little League
Southern California Children's Chorus
Special Olympics–Santa Ana
Springboard Ministries
Stone Creek School PTA
Stoneybrooke Christian Schools
Stop-Gap
Sunny Hills High School
Swim for Life Foundation
Taller San Jose
Team Kids, Inc.
Templo Calvario Community Development Corporation
Therapeutic Riding Center of Huntington Beach
THINK Together
Tiger Woods Learning Center
Toastmasters International
Trabuco Canyon Little League
Trails 4 All
Trauma Intervention Programs, Inc.
Tuberous Sclerosis Alliance
Tustin High School
Tustin Public Schools Foundation
Tustin Youth Football, Inc.
United Cerebral Palsy–Irvine
United Way–Irvine
University High School
Vanguard University of Southern California
Vietnamese American Arts and Letters Association
Vietnamese American Cancer Foundation
Vietnamese Community of Orange County
Vietnamese Professionals Society
Villa Park High School
Vital Link Orange County
Vocational Visions
Volunteer Center–Santa Ana
Walking Shield American Indian Society
Walnut School
Walter Smith Foundation
Wellness Community–Santa Ana
Western Growers Charitable Foundation
Western Service Workers Association
Westwood Basics Plus School
Willard Intermediate School
Willie Naulls Ministries
Wilson Street Learning Center
Women and Youth Supporting Each Other
Women Helping Women
Working Wardrobes for a New Start
YMCA–Anaheim
YMCA–Fullerton
YMCA–Laguna Niguel
YMCA–Long Beach
YMCA–Newport Beach
YMCA–Orange
YMCA–San Juan Capistrano
YMCA–Tustin
Yorba Linda Community Foundation
Youth Employment Service of the Harbor Area
YWCA–Fullerton
YWCA–Orange

BORDER

AIDS Project El Paso
Advertising Club of El Paso
Advocacy Center for the Children of El Paso
Alzheimer's Association–El Paso
American Cancer Society–Brownsville
American Cancer Society–Edinburg
American Cancer Society–Laredo
American Cancer Society–Raymondville
American Diabetes Association–McAllen
American Heart Association–El Paso
American Heart Association–Pharr
American Red Cross–El Paso
American Red Cross–Laredo
Amparo Gutierrez Elementary
Arizona Western College
Arizona's Children Associaiton
Assistance League of El Paso
Avance–El Paso
Avance–McAllen
Better Business Bureau–El Paso
Big Chuy Memorial Foundation
Border Fund
Border Trade Alliance
Boy Scouts of America–El Paso
Boy Scouts of America–Harlingen
Boys and Girls Clubs–Edinburg
Boys and Girls Clubs–Harlingen
Boys and Girls Clubs–Los Fresnos
Boys and Girls Clubs–McAllen
Boys and Girls Clubs–Nogales
Boys and Girls Clubs–Port Isabel
Brownsville Adult Literacy Center
Brownsville Community Foundation
Brownsville Community Health Center
Brownsville Junior Service League
Brownsville Local Development Company, Inc.
Brownsville Marathoners Running Club, Inc.
Brownsville Public Library Foundation, Inc.
Brownsville Society for the Performing Arts, Inc.
Brownsville Texas Exes
Calexico Educational Foundation
Cameron County Children's Advocacy Center, Inc.
Cancer Patient Services, Inc.
Candlelighters of the El Paso Area
Canutillo Independent School District
Catholic Diocese–San Juan
Center Against Family Violence
Child Crisis Center–El Paso
Children's Grief Center of El Paso
Christ the King Church
Christmas Street
Christmas in April–El Paso
Commemorative Air Force
Communities in Schools–Laredo
Community Development Corporation of South Texas, Inc.
Dame La Mano
Diocese of El Paso
Diocese of Laredo
Divine Mercy Catholic Church
Ducks Unlimited–El Paso
Easter Seals–McAllen
El Paso Art Association
El Paso Center of the Deaf and Hard of Hearing
El Paso Central Business Association
El Paso Collaborative for Community and Economic Development
El Paso Community Foundation
El Paso Country Day School
El Paso Diabetes Association
El Paso Hispanic Chamber of Commerce
El Paso Holocaust Museum and Study Center
El Paso Mental Health and Mental Retardation
El Paso Opera
El Paso Pro-Musica
El Paso Symphony Orchestra Association
El Paso Tennis Development Foundation
El Paso Zoological Society
End of the Road Ministries
Father Yermo Schools
Fellowship of Christian Athletes–McAllen
Foundation for Brownsville Sports
Foundation for Women's Resources, Inc.
Frank Manning Little League
Friends of Ballet
Friends of Yuma County Libraries, Inc.
Friendship of Women, Inc.
Girl Scouts–Harlingen
Goodwill Industries–El Paso
Guadalupe Regional Middle School
Habitat for Humanity–Laredo
Habitat for Humanity–Yuma
Hidalgo County 4-H Foundation
Hospice of El Paso Foundation
Insights–El Paso Science Museum
International Association for the Visual Arts
International Hispanic Cultural Institute, Inc.
John B. Alexander High School
Junior Achievement–Laredo
Junior League–El Paso
Kappa Community Service Foundation
Keep El Paso Beautiful
Kids Excel El Paso
Kids-N-Co
LULAC Project Amistad
Laredo Chamber of Commerce
Laredo Community College
Laredo International Fair and Exposition
Laredo Philharmonic Orchestra
Laredo Tennis Association
Las Americas Immigrant Advocacy Center
Leadership Brownsville
Literacy Center of Harlingen
Lutheran Social Services of the South
Lydia Patterson Institute
M. S. Ryan Elementary School
Make-A-Wish Foundation–McAllen
Mary Help of Christians School
Memorial Middle School
Mercy Ministries of Laredo
Mexican Cultural Institute of Laredo, Inc.
Muscular Dystrophy Association–El Paso
Museum of South Texas History
NAACP–McAllen
Neighborhood Housing Services–Laredo
Nonprofit Enterprise Center
Our Lady of Good Counsel
Palmer Drug Abuse Program
Preservation Texas, Inc.
Project ARRIBA Advanced Retraining and Redevelopment, Inc.
Raul Yzaguirre Charter School for Success
Rio Grande Valley Sports Hall of Fame
Saint Joseph Academy
Saint Patrick's Church
San Francisco Javier Church
Service Corps of Retired Executives–El Paso
Silver Ribbon Community Partners
Sin Fronteras Organizing Project
South Texas Symphony Association
Southwestern International Livestock Show and Rodeo, Inc.
Streets of Laredo
Susan G. Komen Breast Cancer Foundation–El Paso
Teach of America
Texas A & M University–Laredo
Texas Business and Education Coalition
Texas Migrant Council, Inc.
Texas Tech University Breast Care Center
Tip of Texas Family Outreach Center
U. S./Mexico Strategic Alliance
United Blood Services
United Day School
United High School
United South High School
United Way–Brownsville
United Way–El Paso
United Way–Laredo
United Way–Nogales
United Way–Yuma
University of Arizona Foundation
University of Texas–El Paso
Valley Alliance of Mentors for Opportunities and Scholarships
Visiting Nurse Association–El Paso
Webb County Heritage Foundation, Inc.
Willacy County Crime Stoppers, Inc.
Women's City Club
YMCA–El Paso
YWCA–El Paso
Young Audiences–Nogales
Yuma County 4-H Leaders Association

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 22, 2006

The proposal requests that management list and post on the company website all charitable organizations that are recipients of company donations.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission of the proposal upon which Wells Fargo relies.

Sincerely,

Ted Yu
Special Counsel

END